FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release issued by Ultrapetrol (Bahamas) Ltd. (the "Company") announcing that the Company entered into an investment agreement (the "Investment Agreement") on November 23, 2016 in connection with its restructuring, pursuant to which affiliates of the Company's majority shareholder would purchase, provided certain conditions are fulfilled, the Company's river business segment and, if applicable, the Company's offshore business segment.  In connection with the restructuring, certain affiliates of the Company also entered into a loan purchase and assignment agreement (the "Loan Purchase Agreement"), pursuant to which, assuming the transactions set forth in the Restructuring and Support Agreement entered into by the Company on November 18, 2016 take place, International Finance Corporation and The OPEC Fund for International Development will assign their loans to affiliates of the Company.  Attached hereto as Exhibit 99.2 and 99.3 is a copy of the Investment Agreement and the Loan Purchase Agreement, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: November 28, 2016

Exhibit 99.1

Ultrapetrol (Bahamas) Ltd. Enters Into Investment Agreement With and and Loan Purchase and Assignment Agreement

NASSAU, Bahamas, Nov. 28, 2016 ‑‑ Ultrapetrol (Bahamas) Limited (OTCQB:ULTR) (the "Company") announced that it and certain of its subsidiaries have entered into an investment agreement (the "Investment Agreement") with Sparrow River Investments Ltd. ("Sparrow River"), Sparrow Offshore Investments Ltd. ("Sparrow Offshore"), each an affiliate of Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow"),  and Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross") on Wednesday, November 23, 2016.   The Investment Agreement sets forth the terms of the purchase of the Company's river business by Sparrow River and, under certain circumstances, the Company's offshore business by Sparrow Offshore, in connection with the Company's previously announced restructuring of the debt and capital structure of the Company's river business and related financial obligations and the anticipated restructuring of the debt structure of the Company's offshore business (the "Restructuring").  All of the disinterested directors of the Company, as required by the Company's Eighth Amended and Restated Articles of Association, and the full Board of Directors approved the sale transaction and the Restructuring.  In accordance with the Company's Articles and Memorandum of Association, the Board received a fairness opinion in connection with the Restructuring.  Assuming that all of the terms and conditions of the Investment Agreement are met, the transactions set forth under the Investment Agreement would close upon consummation of the voluntary bankruptcy case under chapter 11 of title 11 of the United States Code, which would be substantially consummated on or before February 28, 2017.

Under the terms of the Investment Agreement, Sparrow River will purchase the Company's river business (the "River Business") for $73.0 million in cash, which cash would be used to retire the Company's 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") and to purchase the outstanding credit facilities with the International Finance Corporation and the OPEC Fund for International Development as set forth in the Support Agreement. In addition, if the Company completes its agreement with the lenders (the "Offshore Lenders") to its offshore business (the "Offshore Business") to pursue an out-of-court restructuring of the loans to the offshore business, Sparrow Offshore will purchase the equity of UP Offshore (Bahamas) Ltd., which is the direct owner of the Company's offshore business subsidiaries, for $2.5 million.

The Investment Agreement contains customary terms and conditions, including, among other things an indemnification of Sparrow and its affiliates.   The full text of the Investment Agreement has been filed by the Company with the Securities and Exchange Commission on its EDGAR system and can be found at www.sec.gov.

In addition to the Investment Agreement, certain affiliates of the Company entered into a loan purchase and assignment agreement (the "Loan Purchase Agreement") on November 23, 2016, pursuant to which International Finance Corporation and The OPEC Fund for International Development will assign certain existing loans between either of them and affiliates of the Company to affiliates of the Company, if the transactions described in the Support Agreement take place as provided in the Restructuring Support Agreement (the "Support Agreement") entered into among the Company, certain of its subsidiaries, certain holders of the Company's 8.875% First Preferred Ship Mortgage Notes due 2021, International Finance Corporation, The OPEC Fund for International Development, Southern Cross and Sparrow. The full text of the Loan Purchase Agreement has been filed by the Company with the Securities and Exchange Commission on its EDGAR system and can be found at www.sec.gov.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 99.2

PRIVILEGED & CONFIDENTIAL

SETTLEMENT COMMUNICATION / FRE 408
THIS INVESTMENT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.
THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS INVESTMENT AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

INVESTMENT AGREEMENT

by and among

 ULTRAPETROL (BAHAMAS) LIMITED
(the "Company"),
PRINCELY INTERNATIONAL FINANCE CORP.
("Princely"),
MASSENA PORT S.A.
("Massena"),
UP RIVER (HOLDINGS) LTD.
("UPRH"),
UPB (PANAMA) INC.
("UPB"),
UP RIVER TERMINALS (PANAMA) S.A.
("UPRT" and together with Princely, Massena, UPRH and UPB, the "River Business Parent Subsidiaries")
SPARROW RIVER INVESTMENTS LTD.
("Sparrow River")
SPARROW OFFSHORE INVESTMENTS LTD.

 ("Sparrow Offshore")
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P., solely for the purposes of Section 10.17
and
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P., solely for the purposes of Section 10.17

Dated as of November 23, 2016

TABLE OF CONTENTS

i

SCHEDULES
Schedule 1.01(a) – Knowledge Persons (for Company and Purchaser)
Schedule 1.01(b) – Permitted Encumbrances
Schedule 1.01(c) – River Business Subsidiaries
Schedule 2.01(b) – River Business Parent Subsidiaries
Schedule 3.01 – List of Entities
Schedule 3.02(a) – River Parent Shares
Schedule 3.02(b) – Subsidiary Shares
Schedule 3.03 – Required Consents
Schedule 3.05 – Liabilities
Schedule 3.06 – Conduct not in the Ordinary Course
Schedule 3.07 – Actions and Threatened Actions
Schedule 3.09 – Intellectual Property
Schedule 3.10(a) – Owned Real Property
Schedule 3.10(b) – Leased Real Property
Schedule 3.11 – Assets

Schedule 3.12(a) – Employee Benefit Plans
Schedule 3.12(b) – Outstanding Employee Benefit Plan Obligations
Schedule 3.12(d) – Employee Benefit Obligations incurred in Connection with this Agreement
Schedule 3.12(e) – Subsidiaries' Liabilities under Employee Benefit Plans of the Company or Non- River or Offshore Subsidiaries
Schedule 3.12(f) – River Business Employees participating in Employment Benefit Plans of the Company or any Non-River Business Subsidiaries
Schedule 3.12(g) – Offshore Business Employees participating in Employment Benefit Plans of the Company or any Non-Offshore Business Subsidiaries
Schedule 3.13 – Labor Matters
Schedule 3.15(a) – Outstanding Indebtedness in excess of $2,000,000 or Guarantees of River Business Subsidiaries of Any Indebtedness of Company or Non-River Business Subsidiary
Schedule 3.15(b) – Outstanding Indebtedness in excess of $2,000,000 or Guarantees of Offshore Business Subsidiaries of Any Indebtedness of Company or Non-Offshore Business Subsidiary
Schedule 3.16(a) – Material Contracts
Schedule 3.16(b) – Invalid or Non-Binding Material Contracts
Schedule 3.19 – Transactions with Affiliates
Schedule 3.20 – Brokers' Fees
Schedule 3.26(a) – Vessels and Vessel Owners
Schedule 3.26(c) – Unregistered Vessels
Schedule 4.02 – Consents
Schedule 5.01 – Permissible Conduct of Business Prior to Closing
Schedule 5.09 – Intercompany Accounts
Schedule 7.02(b) – Third Party Consents

LIST OF EXHIBITS
Exhibit A – Chapter 11 Plan of Reorganization
Exhibit B – Legal Opinion

This INVESTMENT AGREEMENT, dated as of November 23, 2016 (this "Agreement"), is entered into by and among Ultrapetrol (Bahamas) Limited, a company organized under the laws of the Bahamas (the "Company"), Princely International Finance Corp. ("Princely"), Massena PORT S.A. ("Massena"), UP River (Holdings) Ltd. ("UPRH"), UPB (Panama) Inc. ("UPB"), UP River Terminals (Panama) S.A. ("UPRT" and together with Princely, Massena, UPRH and UPB, the "River Business Parent Subsidiaries"), Sparrow River Investments Ltd. ("Sparrow River"), a company organized under the laws of the Bahamas, Sparrow Offshore Investments Ltd. ("Sparrow Offshore"), a company organized under the laws of the Bahamas, and, solely for the purposes of Section 10.17, Southern Cross Latin America Private Equity Fund III, L.P., a limited partnership organized under the laws of Ontario, Canada (the "Fund III Guarantor") and Southern Cross Latin America Private Equity Fund IV, L.P., a limited partnership organized under the laws of Ontario, Canada (the "Fund IV Guarantor", and together with the Fund III Guarantor, the "Guarantors").
W I T N E S S E T H:
WHEREAS, the Company and its Subsidiaries (as defined below) comprise an industrial shipping company serving the marine transportation needs of its clients, including through its River Business (as defined below), offshore supply business and Ocean Business (as defined below) (the businesses of the Company are collectively referred to herein as the "Business");
WHEREAS, the Company is in default of all of its debt, including its 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") and its loan agreements and credit facilities;
WHEREAS, the Company and certain creditors of the Company's River Business (as defined below) have agreed to a plan to restructure the  debt of the Company's River Business, and in connection therewith the Company, certain of its subsidiaries, the Supporting Creditors (as defined below), Sparrow (as defined in the RSA) and the Guarantors have entered into a Restructuring Support Agreement dated as of November 18, 2016 (the "RSA") which sets forth the terms of such restructuring (the "River Restructuring");
WHEREAS, the Company and certain creditors of the Company's Offshore Business (as defined below) are negotiating a plan to restructure the debt of the Company's Offshore Business, and in connection therewith the Company, certain of its lenders (the "Offshore Lenders") and Sparrow Offshore expect to agree to restructure the debt between the Offshore Business Entities (as defined below) and the Offshore Lenders which sets forth the terms of the restructuring of the debt of the Offshore Business (the "Offshore Restructuring" and, together with the River Restructuring, the "Restructuring");
WHEREAS, the RSA provides for the filing of a petition under chapter 11 ("Chapter 11") of title 11 of the United States Code, 11. U.S.C. §§ 101-1532 (the "Bankruptcy Code") by the Company and some or all of its subsidiaries substantially in the form attached to the RSA (the "Prepack Petition");

WHEREAS, the Company has agreed to solicit approval of a Chapter 11 plan of reorganization as provided in the RSA and attached thereto as Exhibit A (as such plan may be amended, modified or changed from time to time in accordance with the terms and conditions thereof and the RSA, the "Plan of Reorganization") from the Supporting Creditors prior to filing the Prepack Petition with the applicable bankruptcy court;
WHEREAS, Sparrow River has agreed, subject to the terms and conditions set forth herein and in the RSA and Plan of Reorganization, to purchase  the New River Company Shares (as set forth in Section 2.01(b) below) and, if the Offshore Restructuring is agreed to between the applicable Offshore Business Entities and the Offshore Lenders, the UP Offshore Shares (as set forth in Section 2.01(a) hereto)  (such purchase of the New River Company Shares and, if applicable, the UP Offshore Shares, the "Investment");
WHEREAS, the respective boards of directors (or similar governing bodies) of each of the Company, the River Business Parent Subsidiaries, the Purchasers (as defined below) and the Guarantors have, by resolution duly adopted, declared that the transactions contemplated by this Agreement, including the Restructuring, are advisable, and approved and adopted this Agreement;
WHEREAS, pursuant to the RSA and the Plan of Reorganization the proceeds from the Investment will be used solely for purposes of the Restructuring in such manner as set forth in the RSA and the Plan of Reorganization;
WHEREAS, the transactions contemplated by this Agreement are subject to the approval of this Agreement by the Bankruptcy Court (as defined below), and will be consummated pursuant to the order confirming the Plan of Reorganization to be entered in the Chapter 11 Cases (as defined below)];
NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Company, the Purchasers and, solely for the purposes of Section 10.17, the Guarantors, hereby agree as follows:
ARTICLE I
 DEFINITIONS
Section 1.01  Certain Defined Terms.  For purposes of this Agreement:
"Action" means any claim, action, suit, arbitration, audit, inquiry, proceeding or investigation by or before any Governmental Authority.
"Acceptable Ocean Sale" shall have the meaning set forth in the RSA.
"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and, with respect to the Purchasers, includes the Company from and after the Closing (as defined below) (and provided, for the avoidance of doubt, that no existing shareholder of the Company shall be considered an Affiliate of the Purchasers for purposes of this Agreement).

"Balance Sheet" means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date.
"Balance Sheet Date" means June 30, 2016.
"Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York.
"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City, New York or in Nassau, Bahamas.
"Capital Stock" means:
(1)  in the case of a corporation, corporate stock;
(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
"Chapter 11 Cases" means the voluntary reorganization cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, commenced to implement the Restructuring.
"Claims" means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, claims, liens, proceedings, consent orders or consent agreements.
"Company Intellectual Property" means all Intellectual Property owned by the Company or any of its River Business Subsidiaries that is material to the operations of the Company and/or its River Business Subsidiaries as currently conducted.
"Contract" means any written note, bond, mortgage, deed of trust, indenture, guarantee, lease, sublease, charter, subcharter, license, franchise, permit, agreement, contract, commitment, or other written and legally binding understanding, arrangement, instrument or obligation.

"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
"Conveyance Taxes" means with respect to the Company and its Subsidiaries any sales, use, transfer, conveyance, value-added, ad valorem, stamp, stamp duty, recording or other similar tax, fee or charge imposed by any Governmental Authority upon the direct or indirect sale, transfer or assignment of the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, real, personal, tangible or intangible property or any other transaction that occurs pursuant to this Agreement or any interest therein, or upon the recording of any such sale, transfer or assignment, together with any interest, additions or penalties in respect thereof.
"Cornamusa" means Corporacion de Navegacion Mundial S.A.
"Disclosure Schedule" means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Company to the Purchasers in connection with the execution and delivery of, and forming a part of, this Agreement.
"Employee Benefit Plan" means all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and all employment, termination, severance or other Contracts or agreements other than statutory benefits, to which the Company or any of its River Business Subsidiaries is a party, with respect to which the Company or any of its River Business Subsidiaries has any material obligation or which are maintained, contributed to or sponsored by the Company or any of its River Business Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its River Business Subsidiaries, and each employee benefit plan or arrangement for which the Company or any of its River Business Subsidiaries could otherwise incur liability; provided, however, that contributions by the Company or its River Business Subsidiaries to social security, retirement or other plans which are required by a Governmental Authority or mandatory by Law and which were not created or established by the Company or any of its River Business Subsidiaries shall not be considered an Employee Benefit Plan for purposes of this Agreement.
"Encumbrance" means any security interest, pledge, share or dividend stripping, hypothecation, mortgage, charter, lease, deed of trust, right of first refusal or similar restriction (including with respect to the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, any restriction on voting, transfer or exercise of any other attribute of ownership), lien or encumbrance (including environmental and tax liens).
"Environmental Claims" means any Claim relating to a violation or alleged violation of any Environmental Law or any Environmental Permit, including (a) any and all Claims by Governmental Authorities requiring cleanup, removal, response, remedial or other corrective actions or damages pursuant to any applicable Environmental Law and (b) any and all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the Release of Hazardous Materials.

"Environmental Law" means any Law, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, that relates to (a) pollution or the protection of the environment, health, safety or natural resources, or (b) human exposure to, transportation, treatment, storage, handling, disposal or the Release of Hazardous Materials.
"Environmental Permit" means any and all federal, national, supranational, state, provincial, municipal, local or administrative permit, approval, identification number or license which is required pursuant to any Environmental Law to be obtained by the Company or any of its Subsidiaries to conduct the Business.
"Equity Interests" means capital stock (whether common or preferred), partnership, limited liability company, membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.
"GAAP" means United States generally accepted accounting principles as in effect on the date of this Agreement, consistently applied.
"Governmental Authority" means any federal, national, supranational, state, provincial, municipal, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial body of competent jurisdiction.
"Governmental Order" means any order, writ, judgment, injunction, decree, and ruling, entered by or with any Governmental Authority.
"Guaranteed Percentage" means in the case of the Fund III Guarantor, 11.54%, and in the case of the Fund IV Guarantor, 88.46%.
"Hazardous Material" means (a) radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (b) any other chemicals, materials or substances defined or regulated as "corrosive", "explosive", "flammable", "infectious", "toxic" or "hazardous" or as a "contaminant" under any applicable Environmental Law or the presence of which could result in an obligation to conduct Remedial Actions.
"Indebtedness" means, with respect to any Person (without duplication), (a) all obligations which in accordance with GAAP would be considered of a financial nature of such Person, whether or not entered into with financial institutions, whether or not contingent, for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs and bank overdrafts thereunder), (b) all obligations of such Person for the deferred purchase price of property (including Vessels) or services (except for trade accounts payable arising in the ordinary course of business consistent with past practices), (c) all obligations of such Person evidenced by notes, bonds, debentures, commercial papers, leases, mortgages or other similar instruments, (d) all obligations under derivative financial instruments including the negative or positive, as the case may be, fair value of the derivative financial instruments at Closing, (e) the attributable portion of all obligations from factoring and lease agreements, which by application of GAAP would be considered financial or capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities (excluding any such obligations issued in support of commercial operations of the Company and its Subsidiaries in the ordinary course of business), (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, and (h) any indebtedness of such Person pursuant to a guarantee to a creditor of another Person.
"Indemnified Party" means a Purchaser Indemnified Party or a Company Indemnified Party, as the case may be.
"Indemnifying Party" means the Company pursuant to Section 8.02 and the Purchasers pursuant to Section 8.03, as the case may be.
"Intellectual Property" means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and Internet domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) registrations and applications for registration of any of the foregoing in (a)-(c), and (e) trade secrets.
"Knowledge" or similar terms used in this Agreement means:
(i) in the case of a representation or warranty, statement or certification made regarding the Company and any of its Subsidiaries, the knowledge of the individuals set forth below the Company's name listed on Schedule 1.01(a), as of the time the applicable representation or warranty, statement or certification is made or deemed to be made hereunder, if (a) any of such individuals is actually aware of such fact or matter, and (b) any of such individuals would reasonably be aware, after making such due inquiry as a prudent business person (taking into account such individual's role) would to those employees who directly report to that individual, of such fact or other matter;
(ii) in the case of a representation or warranty, statement or certification made regarding the Purchasers, the knowledge of the individual(s) set forth opposite Purchasers' name listed on Schedule 1.01(a), as of the time the applicable representation or warranty, statement or certification is made or deemed to be made hereunder, if (a) any of such individual(s) is actually aware of such fact or matter, and (b) any of such individual(s) would reasonably be aware, after making such due inquiry as a prudent business person (taking into account such individual's role) would to those employees who directly report to that individual, of such fact or other matter.
"Law" means any statute, law, ordinance, regulation, rule or code (including common law) of any Governmental Authority.

"Lease" means any and all leases, ground leases, subleases, licenses, rights to occupy or use, and other Contracts with respect to, real property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.
"Liabilities" means any and all Indebtedness, liabilities and obligations of any nature, whether known or unknown, whether accrued or fixed, absolute or contingent, matured or unmatured, due or to become due, including those arising under any Law, Action or Governmental Order and those arising under any Contract or any tort based on negligence, strict liability or otherwise.
"Loan Purchase Agreement" shall have the meaning set forth in Section 5.12 hereto.
"Material Adverse Effect" means any event, occurrence, circumstance, fact, development, condition or change that is, or could be reasonably expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of (I) in the event of a UP Offshore Purchase (as defined below), UP Offshore and its Subsidiaries taken as a whole or (II) in the event of a River Business Purchase (as defined below), the River Business Subsidiaries taken as a whole or (b) the ability of the Company (in the event of a UP Offshore Purchase) or the River Business Parent Subsidiaries (in the event of a River Business Purchase) to consummate the transactions contemplated hereby on a timely basis, excluding any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:  (i) changes in the global financial, currency or securities markets or general economic or political conditions, (ii) changes or conditions generally affecting the Relevant Industry, (iii) acts of war, sabotage, terrorism or natural disaster, (iv) any actions taken by the Company or any of its Subsidiaries that is required pursuant to this Agreement, (v) the consummation of the transactions contemplated by the Agreement, or (vi) the filing or pendency of the Company's proceedings under Chapter 11, including the Company's inability to pay certain obligations as a result of the filing of such proceedings, or any actions taken in connection with such proceedings that are directed by the Bankruptcy Court or otherwise made in compliance with the Bankruptcy Code to the extent such actions are consistent with the RSA and the Plan of Reorganization; provided, however, that with respect to paragraphs (i), (ii) and (iii) such matter does not have a materially disproportionate effect on (I) in the event of a UP Offshore Purchase, UP Offshore and its Subsidiaries taken as a whole and (II) in the event of a River Business Purchase, the River Business Subsidiaries taken as a whole relative to comparable entities operating in the Relevant Industry; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Effect" has occurred.
"Notes" has the meaning set forth in the Recitals hereto.
"Ocean Business" has the meaning set forth in the RSA.
"Ocean Business Entities" shall mean Mondalva Shipping Inc., Naviera del Sud S.A. and Palmdeal Shipping Inc.

"Ocean Business Hand Over" has the meaning set forth in Exhibit A to the RSA.
"Ocean Management Agreement" means the management agreement between UABL and an entity established by the Supporting Noteholders to receive the equity interests in the Ocean Business (as defined in the RSA) , pursuant to which UABL will provide administrative and technical services for the Ocean Business.
"Offshore Business" means the Offshore Business Subsidiaries and all of their respective assets.
"Offshore Business Subsidiaries" means UP Offshore and all of its Subsidiaries.
"Offshore Restructuring" has the meaning set forth in the Recitals.
"Offshore RSA" has the meaning set forth in the Recitals.
"Organizational Documents" means, (i) with respect to any corporation, its memorandum and articles of association, articles or certificate of incorporation and bylaws or other documents of similar substance; (ii) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or other documents of similar substance; (iii) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or other documents of similar substance; and (iv) with respect to any other entity, documents of similar substance to any of the foregoing.
"Party" shall mean each of the Company and the Purchasers and, solely for the purposes of Section 10.17, each of the Guarantors, and "Parties" shall mean all of them (including the Guarantors for purposes of Section 10.02, Section 10.09, Section 10.11, Section 10.12, Section 10.14 and Section 10.17).
"Permitted Encumbrances" means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings; (b) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property (as defined below), any agreements and/or conditions imposed on the issuance of already issued land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company or any of its Subsidiaries, and that do not materially and adversely affect, impair or interfere, individually or in the aggregate, with the use of any property affected thereby; (d) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and consistent with past practices of the Company or any of its Subsidiaries and prevailing industry standards; (e) zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the Leased Real Property and do not materially and adversely affect, impair or interfere, individually or in the aggregate, with the use of any property affected thereby; (f) any Encumbrances securing Indebtedness disclosed in Sections 3.15(a) or (b) of the Disclosure Schedule; (g) Encumbrances for crews' wages (including the wages of a master and the wages of stevedores employed directly by a Vessel) and pledges or deposits under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (h) Encumbrances imposed by law or that arise by operation of law, for sums that are not yet due, are being contested in good faith by appropriate proceedings or are fully insured (other than customary deductibles) or other Encumbrances arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (i) Encumbrances in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (j) Encumbrances securing such Person's reimbursement obligations in connection with letters of credit issued for the account of such Person in connection with the establishment of the financial responsibility thereof under Title 33 Code of Federal Regulations Part 138; (k) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Encumbrances incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (l) liens securing hedging obligations so long as such hedging obligations relate to Indebtedness that is secured by an Encumbrance on the same property securing such hedging obligations; (m) any Encumbrance which arises in favor of an unpaid seller in respect of goods, plant or equipment sold and delivered to the Company or its Subsidiaries in the ordinary course of business until payment of the purchase price for such goods or plant or equipment or any other goods, plant or equipment previously sold and delivered by that seller (except to the extent that such Encumbrance secures Indebtedness or arises otherwise than due to deferment of payment of purchase price); (n) any Encumbrance or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof; (o) Encumbrances to secure any refinancing (or successive refinancings) or replacement as a whole, or in part, of any Indebtedness secured by any Encumbrances referred to in the foregoing clause (f); provided, however, that (x) such new Encumbrance shall be limited to all or part of the same property that secured the original Encumbrance (plus improvements to or on such property), (y) the Indebtedness secured by such Encumbrance at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness described under clause (f) at the time the original Encumbrance became a Permitted Encumbrance and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing and (z) such Encumbrance need not be incurred at the same time the original

Encumbrance is released; (p) charters, leases or subleases granted to others in the ordinary course of business that do not materially interfere with the ordinary course of business of such Person and its Subsidiaries, taken as a whole; (q) Encumbrances in favor of the Company or any Subsidiary; (r) Encumbrances in favor of customers and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; (s) Encumbrances for salvage and general average; and (t) the liens, encumbrances and restrictions listed on Schedule 1.01(b). For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.
"Person" means any individual, partnership, firm, corporation, joint venture, limited liability company, association, trust, unincorporated organization, labor union, governmental agency or other entity.
"Prepack Petition" has the meaning set forth in the Recitals hereto.
"Purchaser" shall mean Sparrow River and, in the event of a UP Offshore Purchase, Sparrow Offshore, and "Purchasers" shall mean Sparrow River and Sparrow Offshore together (for the avoidance of doubt, the term "Purchasers" shall include Sparrow Offshore only in the event of a UP Offshore Purchase).
"Purchase Price Bank Account" means the bank account to be designated by the Company and/or River Business Parent Subsidiaries, as applicable in a written notice to the Purchasers at least five (5) Business Days before the Closing.
"Receivables" means any and all accounts receivable, notes and other amounts receivable from third parties, including customers and employees, arising from any conduct related to the Business before the Closing, whether or not in the ordinary course of business, together with any unpaid financing charges accrued thereon; provided, however, that for current assets it shall mean exclusively all trade receivables net of any allowance for doubtful accounts, discounts, recalls and returned inventory and other accounts receivable determined on a consolidated basis in accordance with GAAP.
 "Registered" means, when used in connection with Intellectual Property matters, issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
 "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying and seeping into or upon any land or water or air or otherwise entering into the environment, whether sudden or non-sudden and whether accidental or non-accidental.
"Relevant Industry" means the industry in which the Company and its Subsidiaries operate the River Business.
"Remedial Action" means any action required to eliminate or reduce Hazardous Materials or contaminants to a level which is safe for health, the environment or required to avoid its dispersion pursuant to any applicable Environmental Law, including any required site investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance or monitoring.
"Restructuring" has the meaning set forth in the Recitals hereto.
"River Business" means all the River Business Subsidiaries and all their respective assets including without limitation, equity in their respective subsidiaries (if any), vessels (including without limitation barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property.
"River Business Parent Subsidiaries" shall have the meaning set forth in the Preamble hereto.
"River Business Subsidiaries" means all of the Company's Subsidiaries set forth on Schedule 1.01(c).
"River Restructuring" has the meaning set forth in the Recitals hereto.
"RSA" has the meaning set forth in the Recitals hereto.
"Subsidiary" means, with respect to any Person, any other entity in which such Person, directly or indirectly, owns greater than 50% of the equity interests thereof or has the power to elect or direct the election of greater than 50% of the members of the governing body of such entity, or otherwise has control over such entity and is or should be treated as a consolidated subsidiary under GAAP.
"Supporting Creditors" has the meaning set forth in the RSA.
"Tax" or "Taxes" means all taxes, assessments, charges, duties, fees, levies or other governmental charges including all state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies, estimated taxes, deficiency assessments, additions to tax, adjustments for inflation, penalties and interest or other governmental charges of any kind whatsoever imposed by any Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return).
"Tax Returns" means any and all returns, statements, notices, reports, claims for return and forms (including elections, declarations, amendments, schedules, estimates, information returns) required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, including any returns that are required to be filed by the Company or any of its Subsidiaries when the same hold, directly or indirectly, an interest in a corporate entity deemed transparent for Tax purposes.
"Transaction Documents" means the collective reference to this Agreement, any other agreements entered into in connection with the transactions contemplated hereby and thereby, the RSA and the Loan Purchase Agreement.

"Transition Services Agreement" means an agreement between the Parent and Sparrow River whereby the Parent agrees to provide the services stated therein to the River Business Parent Subsidiaries, in a form agreed to between the Parent and Sparrow River.
"UABL" means UABL S.A., an entity organized in Argentina.
"UP Offshore" means UP Offshore (Bahamas) Ltd., an entity organized in the Bahamas.
"Vessels" mean all Vessels owned by the River Business Subsidiaries set forth on Schedule 3.26(a).
Section 1.02  Definitions.  In addition to the terms defined in Section 1.01, the following defined terms have the meanings set forth in the locations identified below:
Defined Terms	Location
"Agreement"	Preamble
"Bankruptcy and Equity Exception"	3.01(b)
"Bankruptcy Code"	Recitals
"Board of Directors"	3.01(b)
"Business"	Recitals
"Cap"	8.04(b)
"Claim Notice"	8.05(a)
"Claims Made Policies"	5.07
"Closing"	2.03
"Closing Date"	2.03
"Company"	Preamble
"Company Indemnified Party"	8.03
"Company Real Property Leases"	3.10(b)
"Company Reports"	3.04(c)
"Company Shares"	3.02(a)
"Deductible"	8.04(a)
"Disinterested Directors"	3.30
"Exchange Act"	3.04(c)
"Expiration Date"	10.17(c)
"Fairness Opinion"	3.30
"Financial Statements"	3.04(a)
"Fundamental Representations"	8.01
"Fund III Guarantor"	Preamble
"Fund IV Guarantor"	Preamble
"Guaranteed Obligation"	10.17(a)
"Guarantors"	Preamble
"Guaranty"	10.17(a)
"Investment"	Recitals
"Leased Real Property"	3.10(b)
"Loss" or "Losses"	8.02

"Massena"	Preamble
"Material Contracts"	3.16(a)
"New Cornamusa Shares"	2.01(b)
"New River Company Shares"	2.01(b)
"Occurrence Basis Policies"	5.07(b)
"Owned Real Property"	3.10(a)
"Permit"	3.08(b)
"Plan of Reorganization"	Recitals
"Princely"	Preamble
"Purchase Price"	2.02
"Purchasers"	Preamble
"Purchaser Indemnified Party"	8.02
"Regulatory Agreement"	3.07(b)
"Restructuring"	Recitals
"River Business Parent Subsidiaries	Preamble
"River Business Purchase"	2.01(b)
"River Business Purchase Price"	2.01(b)
"River Parent Shares"	3.02(a)
"RSA"	Recitals
"SEC"	3.02(a)
"Securities Act"	3.04(b)
"Subsidiary Shares"	3.02(b)
"Termination Date"	9.01(a)
"Third Party Claim"	8.05(a)
"Threshold"	8.04(a)
"UPB"	Preamble
"UP Offshore Purchase"	2.01(a)
"UP Offshore Purchase Price"	2.01(a)
"UP Offshore Shares"	2.01(a)
"UPRH"	Preamble
"UPRT"	Preamble
"Vessels"	3.26(a)
"2016 Annual Report"	3.02(a)

Section 1.03  Interpretation and Rules of Construction.  (a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(i)  when a reference is made in this Agreement to an Article, Section, Annex, Schedule or Exhibit, such reference is to an Article or Section of, or an Annex, Schedule or Exhibit to, this Agreement;
(ii)  the table of contents and headings for this Agreement are for reference purposes only and do not in any way affect the meaning or interpretation of this Agreement;

(iii)  whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";
(iv)  the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(v)  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(vi)  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(vii)  each gender-specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender-neutral form;
(viii)  references to a Person are also to its successors and permitted assigns;
(ix)  all references to the Purchasers, the Company and its Subsidiaries and their respective Affiliates shall include each of their respective successors;
(x)  if the date on which any action is required to be taken is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;
(xi)  any reference in this Agreement to a Law means such Laws as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; and
(xii)  unless otherwise stated, all accounting terms used and not defined in this Agreement have the respective meanings, if any, given to them under GAAP.
(b)  The Parties have participated jointly in the negotiation and drafting of this Agreement with sophisticated legal counsel.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
(c)  The disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Disclosure Schedule to which the relevance and applicability of such disclosures are readily apparent on the face of such disclosures, upon a reading of such disclosures without any independent knowledge or further inquiry on the part of the reader regarding the matter disclosed (it being understood that the reader of such disclosures will not be deemed to know information about the disclosed matter beyond what is disclosed on the face of such disclosures).  Notwithstanding the foregoing, the parties understand and agree that none of the disclosures in any Section of the Disclosure Schedule will be deemed disclosed as an exception to any of the Company's representations and warranties relating to (i) tax or labor matters in respect of any executive employment agreement or consulting agreement or (ii) the interpretation of the application of tax treaties.  No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
ARTICLE II
 PURCHASE AND SALE
Section 2.01  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement:
(a)  If, pursuant to an agreement satisfactory to the Company and Sparrow and Sparrow Offshore, the Offshore Lenders have agreed to the Offshore Restructuring and the release of any guaranty or other claims they may hold against the Company and its Subsidiaries prior to the close of solicitation  of the Plan, at the Closing the Company will sell to Sparrow Offshore, and Sparrow Offshore will purchase from the Company for $2.5 million in cash (the "Offshore Purchase Price") 45,000,000 shares of common shares of  (the "UP Offshore Shares") of UP Offshore ), representing 100% of the issued and outstanding capital stock of UP Offshore free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the Indenture Trustee (as defined in the RSA), the IFC Lender (as defined in the RSA), the OFID Lender (as defined in the RSA) and the Security Trustees (as defined in the RSA), the Offshore Lenders and of any other claims, interests (including equity interests), liens and encumbrances (the "UP Offshore Purchase").
(b)  At the Closing the River Business Parent Subsidiaries will issue and sell to Sparrow River and Sparrow River will purchase from the River Business Parent Subsidiaries for $73.0 million in cash (the "River Business Purchase Price") the shares of common stock of the River Business Parent Subsidiaries set forth on Schedule 2.01(b) hereto (the "New River Company Shares") (which New River Company Shares will represent 100% of the issued and outstanding capital stock of the River Business Parent Subsidiaries), free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the Indenture Trustee, the IFC Lender, the OFID Lender and, the Security Trustees and the Offshore Lenders, and of any other claims, interests, liens and encumbrances (the "River Business Purchase"). In the event of that the Offshore Lenders have not agreed to the Offshore Restructuring and the release of their guaranty or other claims they may hold against the Company or the Subsidiaries prior to the close of solicitation of the Plan, in connection with the River Business Purchase at the Closing all existing shares of Corporacion de Navegacion Mundial S.A. ("Cornamusa") shall be cancelled and new shares of common stock of Cornamusa shall be issued to Princely or another designee of Sparrow River (the "New Cornamusa Shares").
Section 2.02  Purchase Price.  References to "Purchase Price" herein shall mean the River Business Purchase Price and, if the Offshore Lenders have agreed to the Offshore Restructuring, the Offshore Business Purchase Price.

Section 2.03  Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Investment contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York, at 10:00 a.m. New York time on the third (3rd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions); or at such other place or at such other time or on such other date as the Purchasers and the Company may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").
Section 2.04  Closing Deliveries by the Company.  At or prior to the Closing, the Company shall deliver or cause to be delivered to the Purchasers:
(a)  stock certificates representing the UP Offshore Shares (in the event of the UP Offshore Purchase), the New River Company Shares and, if applicable, the New Cornamusa , in each event, duly issued in the name of the Sparrow Offshore (in the event of a UP Offshore Purchase) or Sparrow River (with respect to the New River Company Shares and, if applicable, the New Cornamusa Shares),  or its designee (if applicable) and any other documents that are necessary to grant to the applicable Purchaser or such designee good and marketable title to the UP Offshore Shares the New River Company Shares and the New Cornamusa Shares, as the case may be (subject to restrictions under applicable securities Laws) free and clear of any Encumbrances;
(b)  a receipt for the amount received by the Company pursuant to Section 2.05(b);
(c)  the certificate referenced in Section 7.02(a)(iv);
(d)  the legal opinion referenced in Section 7.02(g); and
(e)  all other documentation required to be delivered by the Company pursuant to this Agreement.
Section 2.05  Closing Deliveries by the Purchasers.  At the Closing, the Sparrow River, and in the event of a UP Offshore Purchase, Sparrow Offshore, shall deliver or cause to be delivered to the Company:
(a)  the certificate referenced in Section 7.01(a)(iv);
(b)  an amount equal to the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account; and
(c)  all other documentation required to be delivered by the Purchasers pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 AND THE RIVER BUSINESS PARENT SUBSIDIARIES
The Company and the River Business Parent Subsidiaries jointly and severally hereby represent and warrant to the Purchasers, subject to information contained in the Company's most recent annual and quarterly reports filed with the SEC prior to the date of this Agreement and publicly available (excluding any risk factor disclosures contained in such documents under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or other statements that are similarly non-specific or are predictive or forward-looking in nature) and such exceptions as may be disclosed in the Disclosure Schedule, to the extent referring to a particular representation and warranty, as follows:
Section 3.01  Organization, Qualification and Authority.
(a)  The Company and each of its River Business Subsidiaries and Offshore Business Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as foreign corporation, partnership or limited liability company in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary except where the failure to be qualified would not have a Material Adverse Effect.  A true, correct and complete copy of the Organizational Documents of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has been furnished or made available to the Purchasers, and none of the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries is in violation of any of the provisions of its Organizational Documents.  The Company, the Offshore Business Subsidiaries and each of its River Business Subsidiaries, their respective jurisdictions of incorporation or organization and their respective jurisdictions where they are qualified to do business are set forth on Section 3.01 of the Disclosure Schedule.
(b)  Each of the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries have all necessary power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each of the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries of this Agreement and each of the other Transaction Documents to which such entity is a party, the performance by the Company, the Offshore Business Subsidiaries and each of the River Business Parent Subsidiaries of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Company (the "Board of Directors") and the boards of directors of each Offshore Business Subsidiary and River Business Parent Subsidiary.  This Agreement has been, and upon the execution of each of the other Transaction Documents to which it is a party shall have been, duly executed and delivered by the Company and each of the Offshore Business Subsidiaries and the

River Business Parent Subsidiaries, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes, and upon the execution of each of the other Transaction Documents to which it is a party shall constitute, the legal, valid and binding obligations of the Company and each of the Offshore Business Subsidiaries and the River Business Parent Subsidiaries, enforceable against each of the Company and the River Business Parent Subsidiaries, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exception").  No other corporate proceedings are necessary for the execution and delivery by each of the Company and the River Business Parent Subsidiaries of this Agreement, the performance by it of its obligations hereunder or the consummation by such entity of the transactions contemplated hereby.
Section 3.02  Capitalization.
(a)  The authorized capital stock of the Company (the "Company Shares") and the issued and outstanding shares of capital stock (or other Equity Interests) of the Company are as set forth in the Company's latest annual report filed with the Securities and Exchange Commission ("SEC") on April 18, 2016 (the "2016 Annual Report").  The authorized capital stock of UP Offshore, Cornamusa and each of the River Business Parent Subsidiaries and the issued outstanding shares of capital stock of each such entity (collectively, the "River Parent Shares") is set forth in Schedule 3.02(a) hereto.  All of the issued and outstanding Company Shares, the UP Offshore Shares, the shares of Cornamusa and the River Parent Shares have been duly authorized and validly issued and acquired and are fully paid and non-assessable and were not issued or acquired in violation of any right of first refusal, purchase option, call option, subscription right, preemptive right or any similar right.  There are no options, rights of first refusal, warrants, convertible securities, shareholder agreements, voting agreements, buy-sell agreements or other rights, agreements, arrangements or commitments by the Company, UP Offshore, Cornamusa or its River Parent Subsidiaries or, to the actual knowledge of the Company, any other Person holding 5% or more of the issued and outstanding capital stock of the Company, relating to the Company Shares, UP Offshore Shares, the shares of Cornamusa or River Parent Shares or obligating the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary, as applicable, to issue or sell any shares of capital stock of, or any other Equity Interests in the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary, as applicable.  Except as set forth in Section 3.02(a) of the Disclosure Schedule, no shares of capital stock or other Equity Interests of the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary are reserved for issuance under other securities issued by the Company or any of its Subsidiaries.  The Plan of Reorganization provides that (a) in the event of a UP Offshore Purchase, (i) the UP Offshore Shares will constitute the sole issued and outstanding shares of capital stock of UP Offshore at the Closing and (ii) the UP Offshore Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable and (b) all existing shares in the River Business Parent Subsidiaries will be cancelled and no longer outstanding, (ii) the New River Company Shares will constitute the sole issued and outstanding shares of capital stock of the River Business Parent Subsidiaries at the Closing and (iii) the New River Company Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable, and (c) in the event of that the Offshore Lenders have not agreed to the Offshore Restructuring and the release of their guaranty or other claims they may hold against the Company or the Subsidiaries prior to the close of solicitation of the Plan, all existing shares in Cornamusa will be cancelled and no longer outstanding, (ii) the New Cornamusa Shares will constitute the sole issued and outstanding shares of capital stock of Cornamusa at the Closing and (iii) the New Cornamusa Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable.
(b)  Section 3.02(b) of the Disclosure Schedule sets forth the issued and outstanding shares of capital stock (or other Equity Interests) of the Offshore Business Subsidiaries and the River Business Subsidiaries (the "Subsidiary Shares") and the current beneficial ownership of such Subsidiary Shares.  All of the issued and outstanding Subsidiary Shares (i) are owned of record or beneficially, directly or indirectly, as set forth in Section 3.02(b) of the Disclosure Schedule and, to the extent owned by the Company or one of its Subsidiaries, are free and clear of all Encumbrances other than Permitted Encumbrances set forth on Section 1.01(b) of the Disclosure Schedule and (ii) have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any right of first refusal, purchase option, call option, subscription right, preemptive right or any similar right under (w) applicable Law, (x) any Organizational Documents of the Company, any Offshore Subsidiary or any River Business Subsidiary, as applicable, (y) any agreement, arrangement or commitment by the Company, any Offshore Subsidiary or any River Business Subsidiary, as applicable or, (z) to the Knowledge of the Company, under any other agreements, arrangements or commitments.  There are no options, rights of first refusal, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the River Business Subsidiary or any Offshore Business Subsidiary Shares or the Offshore Business Subsidiary Shares.  No shares of capital stock or other Equity Interests of any River Business Subsidiary are reserved for issuance under other securities issued by the Company or any of its Subsidiaries.
Section 3.03  No Conflicts; Consents.  The execution, delivery and performance of this Agreement by the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries and each of the other Transaction Documents to which the Company, the Offshore Business Subsidiaries or the Business Parent Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate, conflict with or result in the breach of, the Organizational Documents of the Company or any of its Subsidiaries, (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company or any of its Subsidiaries, or (c) except as set forth in Section 3.03 of the Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound, except, in the case of clauses (b) or (c), as would not result in a Material Adverse Effect.  Except as set forth in Section 3.03 of the Disclosure Schedule, no consent, approval, Permit (as defined below), Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and each other agreement to be executed and delivered by the Company in connection herewith and the consummation of the transactions contemplated hereby and thereby.

Section 3.04  Financial Information; Reports.
(a)  Each of the consolidated balance sheets of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flows, together with the notes thereto (including (i) the audited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flow as of and for the twelve month period ending December 31, 2015 and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flow as of and for the six month period ending June 30, 2016) (collectively, the "Financial Statements") included in any Company Report (as defined below) filed with the SEC prior to the date of this Agreement, (i) have been prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries, (ii) complied as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the period involved and (iv) present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates set forth therein and the consolidated results of operations, changes in equity and cash flows of the Company and its Subsidiaries for the periods stated therein, subject, in the case of any unaudited financial statements, to normal recurring year-end audit adjustments and, consistent with GAAP for interim periods, do not contain any notes.
(b)  The Company's auditors have performed a review of the Company's Financial Statement set forth in Section 3.04(a)(ii) of this Agreement.
(c)  Since December 31, 2013, the Company and each of its Subsidiaries has timely filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with the SEC (the foregoing, collectively, the "Company Reports") and has paid all fees and assessments due and payable to the SEC in connection therewith.  As of their respective dates, the Company Reports complied in all material respects with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be.  There are no outstanding comments from the SEC with respect to any Company Report.  No Company Report, as of its date or if amended prior to the date of this Agreement, as of the date of such amendment, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, and the Exchange Act.  No executive officer of the Company or any of its Subsidiaries has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.
(d)  The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom).  The Company (i) has implemented and maintains such disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Law to ensure that material information relating to the Company, including the consolidated Subsidiaries of the Company, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company's outside auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.  Since December 31, 2013, (x) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or executive officer of the Company.
(e)  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company has not received any complaints made under any whistleblower policy of the Company (including any such policy required by the Sarbanes-Oxley Act of 2002) and has no Knowledge of any such complaints being made to the audit committee of the Company.
Section 3.05  Undisclosed Liabilities.  None of the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries has any material Liabilities required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than, (a) Liabilities reflected or reserved against in the Financial Statements, (b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than may arise out of the Actions and threatened Actions disclosed on Section 3.07 of the Disclosure Schedule, and (c) Liabilities set forth in Section 3.05 of the Disclosure Schedule.
Section 3.06  Conduct in the Ordinary Course.  Since the Balance Sheet Date, (i) the Company and its Subsidiaries have operated their respective businesses only in the ordinary course of business consistent with past practice, (ii) neither the Company nor its Subsidiaries have suffered any Material Adverse Effect, and (iii) except as set forth in Section 3.06 of the Disclosure Schedule, neither the Company nor its Subsidiaries have:

(a)  declared, set aside or paid any dividends on or made any other distribution in respect of any of its capital stock, decreed or made any capital reductions, capital amortizations, or stock redemptions other than intercompany dividends and distribution between or among the Company and/or any of its non-River Business Subsidiaries;
(b)  split, combined or reclassified any of its capital stock or issued or authorized or proposed the issuance of any securities in respect of, in lieu of, or in substitution for shares of its capital stock, or repurchased, redeemed or otherwise acquired any shares of its capital stock;
(c)  except as specifically provided for in the RSA, issued, delivered, pledged, encumbered, sold or transferred, or proposed the issuance, delivery, pledge, encumbrance, sale or transfer of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities or proposed any change in its equity capitalization;
(d)  except as specifically provided for in the RSA, sold, transferred, leased, licensed, pledged, encumbered, mortgaged or otherwise disposed of tangible or intangible assets (other than in the ordinary course of business consistent with past practices, including, but not limited to, for the avoidance of doubt, the sales of barges constructed by the Company or its Subsidiaries and the financing, refinancing or replacement of Indebtedness and other than Permitted Encumbrances) with an aggregate fair market value in one transaction or a series of transactions in excess of $2,000,000 in the aggregate;
(e)  acquired or agreed to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than mergers, consolidations or amalgamations of Subsidiaries with other Subsidiaries;
(f)  made any capital expenditure or commitment for any capital expenditure in excess of $2,000,000 in the aggregate;
(g)  incurred, assumed or created any Indebtedness in excess of $1,000,000;
(h)  made any loan to, guaranteed any Indebtedness of, or otherwise assumed or incurred any Indebtedness in excess of $1,000,000 on behalf of, or made any investment in, any Person, or prepaid any Indebtedness (other than any interest payments made thereunder in the ordinary course of business in amounts consistent with past practice);
(i)  made any material customer advances;
(j)  (i) granted any material increase, or announced any material increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by either the Company or any of its Subsidiaries to any of its employees, including any increase or change pursuant to any Employee Benefit Plan or (ii) established or increased or promised to increase any benefits under any Employee Benefit Plan, in either case except (A) as required by Law or any collective bargaining agreement and/or (B) involving increases in wages or salaries for employees other than the four highest paid individuals (including the Chief Executive Officer) in the ordinary course of business consistent with past practices of the Company and its Subsidiaries and/or (C) as disclosed in employment agreements previously made available to the Purchasers;
(k)  (i) entered into any agreement, arrangement or transaction with any of its directors, officers, stockholders or four highest paid individuals (or with any relative, beneficiary, spouse or Affiliate of such Persons), including any change of control or severance agreement or (ii) other than in the ordinary course of business, entered into any agreement, arrangement or transaction with any of its other employees (or with any relative, beneficiary, spouse or Affiliate of such Persons), including any change of control or severance agreement;
(l)  made any contribution to any Employee Benefit Plan or change in the manner of any contribution made to any Employee Benefit Plan, other than for required contributions in accordance with the terms of such Employee Benefit Plan;
(m)  adopted or materially amended any Employee Benefit Plan;
(n)  written down or written up (or failed to write down or write up in accordance with GAAP) the value of any Receivables or revalued any of the assets other than in the ordinary course of business consistent with past practices and in accordance with GAAP;
(o)  made any change in any method of accounting or accounting practice or policy used by the Company or any of its Subsidiaries, other than such changes required by GAAP;
(p)  made any Tax election or settled and/or compromised any Tax liability; prepared any Tax Returns in a manner which is inconsistent with the past practices of the Company or any of its Subsidiaries, as applicable, with respect to the treatment of items on such Tax Returns; incurred any material liability for Taxes other than in the ordinary course of business, or filed an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or any of its Subsidiaries;
(q)  amended the Organizational Documents of the Company or any of its River Business Subsidiaries other than as required or contemplated by this Agreement or the Restructuring and except for amendments previously provided to the Purchasers;
(r)  taken any action to reorganize, liquidate or dissolve the Company or any of its River Business Subsidiaries that own vessels or any other material assets;
(s)  settled, released or forgiven any material Action involving amounts in excess of $2,000,000 in the aggregate or waived any material right with respect thereto;
(t)  entered into, amended, renegotiated, terminated (other than by completion thereof) or waived any material right under, any Material Contract (as defined below) involving amounts in excess of $2,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(u)  other than as required or contemplated hereby entered into any agreement or understanding or arrangement with respect to the voting or registration of the securities of the Company or any of its River Business Subsidiaries; or
(v)  agreed or otherwise committed to take any of the foregoing actions.
Section 3.07  Litigation.
(a)  Except as set forth in the 2016 Annual Report, there is no Action by or against the Company or any of its River Business Subsidiaries pending or, to the Company's Knowledge, threatened, by or against the Company or any of its River Business Subsidiaries before any Governmental Authority that has had or would reasonably be expected to have a Material Adverse Effect.
(b)  The Company has not been a recipient of any written communication from, nor has it adopted any resolutions at the request of, any Governmental Authority that restricts in any material respect the conduct of the Business or that in any material manner relates to their ability to operate the Business (each, a "Regulatory Agreement"), nor have any of its River Business Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting any such Regulatory Agreement that would reasonably be expected to have a Material Adverse Effect.
Section 3.08  Compliance with Laws; Permits.
(a)  The Company and each of its River Business Subsidiaries has conducted and continues to conduct its respective business in all material respects in accordance with all Laws and Governmental Orders to which it is subject and, to the Company's Knowledge, neither the Company nor any of its River Business Subsidiaries is in material violation in any respect of any such Law or Governmental Order.
(b)  Except as set forth in the 2016 Annual Report, the Company and each of its River Business Subsidiaries is in possession of all material and relevant licenses, permits, waivers, franchises, orders, concessions, registrations, authorizations and approvals issued by any Governmental Authority (each, a "Permit") which are currently necessary in any material respect for it to conduct the Business as now or as previously conducted or for the ownership and use of its assets.  Each such Permit is valid, current, unextended and in full force and effect and neither the Company nor any of its River Business Subsidiaries is in default of any such Permit.  None of such Permits will be materially adversely affected by the consummation of the transactions contemplated hereby.
(c)  The Company and each of its River Business Subsidiaries (if applicable) has timely filed all material reports, registrations and statements, together with any amendments required to be made under applicable Law and has paid all fees and assessments due and payable in connection therewith.  Except as set forth in the 2016 Annual Report and except for normal examinations conducted by any Governmental Authority in the regular course of business of the Company and each of its River Business Subsidiaries, to the

Company's Knowledge, no Governmental Authority has initiated any proceeding or investigation into their business or operations that would reasonably be expected to have a Material Adverse Effect.  To the Company's Knowledge, except as set forth in the 2016 Annual Report, there is no unresolved violation of any Law or Governmental Order, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of the Company or its River Business Subsidiaries.
Section 3.09  Intellectual Property.
(a)  Section 3.09 of the Disclosure Schedule sets forth a true and complete list of all Registered Company Intellectual Property.
(b)  To the Knowledge of the Company, the use of the Company Intellectual Property by the Company, the Offshore Business Subsidiaries and its River Business Subsidiaries as currently conducted does not infringe in any material respect any valid, enforceable and unexpired Intellectual Property of any other Person and there is no Action initiated by any other Person pending or, to the Company's Knowledge, threatened, against the Company or any of its River Business Subsidiaries concerning the foregoing.
(c)  With respect to each item of Registered Company Intellectual Property, the Company, the Offshore Business Subsidiaries or one of its River Business Subsidiaries is the owner of the entire right, title and interest in and to each item of such Registered Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), and to the Company's Knowledge, no Person is engaging in any activity that infringes any Company Intellectual Property.
Section 3.10  Real Property.
(a)  Section 3.10(a) of the Disclosure Schedule lists each parcel of real property owned by the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries (the "Owned Real Property").  The Company or River Business Subsidiary, as applicable, has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.
(b)  Section 3.10(b) of the Disclosure Schedule lists the street address of each parcel of real property leased from a third party by the Company, the Offshore Business Subsidiaries or its River Business Subsidiaries (the "Leased Real Property") pursuant to a Lease ("Company Real Property Leases").  The Company has made available to the Purchasers true and complete copies of the Company Real Property Leases.
Section 3.11  Condition and Sufficiency of Properties.  All property and assets (other than Vessels, which are covered solely by the representations and warranties contained in Section 3.26) owned or utilized by the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries (i) are in good operating condition and repair, ordinary wear and tear excepted, (ii) have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the Business in the manner currently and historically conducted by the Company and its River Business Subsidiaries, and (iii) are sufficient for (a) the Company and its Offshore Business Subsidiaries to continue to conduct the Offshore Business or (b) the River Subsidiaries to conduct the River Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the River Business and the Offshore Business (in the event of a UP Offshore Purchase) as currently conducted.  Section 3.11 of the Disclosure Schedule sets forth a description of assets, employees, real estate owned or leased, software and other intellectual property, contracts, etc. that are part of the Company or its non-River Business Subsidiaries but used by or in connection with the River Business or the Offshore Business, as applicable.
Section 3.12  Employees; Employee Benefit Matters.
(a)  Section 3.12(a) of the Disclosure Schedule lists each Employee Benefit Plan of any River Business Subsidiary and any Offshore Business Subsidiary.  The Company has furnished to the Purchasers a complete and accurate copy of (i) the applicable documentation for each such Employee Benefit Plan, including any trust or other funding arrangements, and (ii) the most recently prepared financial statement, if applicable, in connection with each such Employee Benefit Plan.  Except as provided in applicable Laws, none of the Company, any Offshore Business Subsidiary or any River Business Subsidiary has any commitment (A) to create, incur liability with respect to or cause to exist, any other employee benefit plan, program or arrangement, (B) to enter into any Contract or agreement to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by applicable Law.
(b)  Except as set forth in Section 3.12(b) of the Disclosure Schedule, the Company, the Offshore Business Subsidiaries and the River Business Subsidiaries have performed in all material respects all of their respective obligations under all Employee Benefit Plans.  The Company, the Offshore Business Subsidiaries and the River Business Subsidiaries have made appropriate entries as required under GAAP in their financial records and statements for all obligations and liabilities under such Employee Benefit Plans that have accrued but are not due.
(c)  No Action, an adverse determination of which could reasonably be expected to result in a Material Adverse Effect, is pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than claims for benefits in the ordinary course).  All contributions, premiums or payments required to be made by the Company, the Offshore Business Subsidiaries or the River Business Subsidiaries with respect to any Employee Benefit Plan have been made on or before their due dates.
(d)  Except as set forth on Section 3.12(d) of the Disclosure Schedule, none of the execution, delivery or performance of any Transaction Document or the consummation of the transactions contemplated thereby will result in any obligation to pay any Person any severance pay, or termination, retention or other benefits or accelerate the time of payment or result in any material payment or funding of benefits under, or materially increase the amount payable or result in any other obligation pursuant to, any Employee Benefit Plan.
(e)  Except as set forth in Schedule 3.12(e) hereof, none of the River Business Subsidiaries has any liabilities under Employee Benefit Plans of the Company or any non-River Business Subsidiaries, and none of the Offshore Business Subsidiaries has any liabilities in Employee Benefit Plans of the Company or any non-Offshore Business Subsidiaries.

(f)  Except as set forth in Schedule 3.12(f) hereof, none of the River Business employees participates in Employee Benefit Plans of the Company or any of the non-River Business Subsidiaries.
(g)  Except as set forth in Schedule 3.12(g) hereof, none of the Offshore Business employees participates in Employee Benefit Plans of the Company or any of the non-Offshore Business Subsidiaries.
Section 3.13  Labor Matters.  Except as set forth on Section 3.13 of the Disclosure Schedule, there are no collective bargaining or similar agreements to which the Company, any Offshore Business Subsidiary or any River Business Subsidiary is a party or which are otherwise applicable to Persons employed by the Company, any Offshore Business Subsidiary or any River Business Subsidiary.  As of the date hereof, except as set forth on Section 3.13 of the Disclosure Schedule, there are no controversies, strikes, slowdowns or work stoppages pending between the Company, any Offshore Business Subsidiary or any River Business Subsidiary and any of their respective employees that would reasonably be expected to have a Material Adverse Effect.  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries is currently in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to social security, wages, hours, collective bargaining, consultation notifications and the payment and withholding of Taxes.
Section 3.14  Taxes.  Except as provided in the 2016 Annual Report:
(a)  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it on or prior to the date hereof.  Such Tax Returns are complete, true and correct in all material respects.
(b)  All Taxes due and payable by or with respect to the income, assets or operations of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries have been timely paid in full. All Taxes not yet due and payable by the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries (or any other corporation merged into or consolidated with the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries) have been properly accrued and adequately disclosed and fully provided for on the books and records of the Company and its Subsidiaries in accordance with GAAP.
(c)  None of the Company, its Offshore Business Subsidiaries nor any of its River Business Subsidiaries has waived any statute of limitations affecting any Tax liability or agreed to any extension of time during which a Tax assessment or deficiency assessment may be made, which waiver or extension is still in effect, nor has been subject to any statutory extension or suspension of the statute of limitations.
(d)  To the Knowledge of the Company, there are no pending Actions, Tax audits or examinations of the Taxes of the Company, its Offshore Business Subsidiaries or any River Business Subsidiary and no such audit is pending.  None of the Company, its Offshore

Business Subsidiaries or any of its River Business Subsidiaries has received any written notices of Tax audits or examinations of Taxes, statements of deficiencies or proposed deficiencies (or similar notices) from any taxing authority which could reasonably be expected to affect the Tax liability of the Company or its River Business Subsidiaries.
(e)  There are no Encumbrances on any of the Company's, Offshore Business Subsidiaries' or River Business Subsidiaries' properties or assets with respect to any unpaid Taxes, and neither the Company nor any of its Subsidiaries has received any notice of assessment by any Tax authority in connection with any Tax Returns and there are no pending Tax examinations of or Tax claims asserted against the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the applicable Company, Offshore Business Subsidiary or River Business Subsidiary books in accordance with GAAP.
(f)  None of the Company, its Offshore Business Subsidiaries  or its River Business Subsidiaries has ever been included in any "consolidated", "unitary" or "combined" Tax Return.
(g)  All Taxes that the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries are (or were) required by Law to withhold or collect in connection with the amounts paid or distributed to any employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected, and have been timely paid over in full to the proper Governmental Authority whether or not the same are shown to be payable on any Tax Return; provided that, where tax regulations permit it, certain withholdings may have been made by one River Business Subsidiary on behalf of another River Business Subsidiary  or one Offshore Business Subsidiary on behalf of another Offshore Business Subsidiary.
(h)  No claims have ever been made in writing by any Governmental Authority in a jurisdiction where the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries do not file Tax Returns that any of them is or may be subject to the taxing jurisdiction of such Governmental Authority, and to the Knowledge of the Company, no such claim is pending or contemplated.
(i)  None of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has engaged in any activities that may trigger a permanent establishment in any taxing jurisdiction, nor has any income become subject to any foreign controlled corporation rules under any applicable Law.
(j)  There are no tax sharing, allocation, indemnification or similar agreements in effect as between the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries or any predecessor or Affiliate thereof and any other Person under which the Purchasers, the Company any of its Offshore Business Subsidiaries or any of the Company's River Business Subsidiaries could be liable for any Taxes or claims of any party.

(k)  There are no tax rulings, requests for rulings or closing agreements to which the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries or any of their Affiliates is a party that could affect the Company's, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries' liability for Taxes for any period after the Closing Date.  Unless permitted by law and properly accounted for under GAAP, none of the Company or any of its River Business Subsidiaries has taken any action that would have the effect of deferring any material Tax liability for the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries from any taxable period (or a portion thereof) ending on or before the Closing Date to any taxable period (or a portion thereof) ending after the Closing Date.
(l)  Each of the Company , its Offshore Business Subsidiaries and its River Business Subsidiaries retains all tax, accounting and corporate records as required by Law to support any tax or accounting position, filing or claim that has been made by the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries with respect to Taxes imposed as per applicable Law.
(m)  The Company has made available to the Purchasers true and correct copies of all Tax Returns of the Company and each of its Offshore Business Subsidiaries and River Business Subsidiaries for the three (3) years immediately preceding the date of this of this Agreement.
(n)  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has fully complied with Sections 481(a) or 482 of the Internal Revenue Code of 1986, as amended, and applicable regulations promulgated there under, or any similar provision of foreign, state or local applicable Law.
(o)  None of the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries have filed an entity classification election pursuant to U.S. Treasury Regulation § 301.7701-3 (a so-called "check the box" election) for U.S. federal income tax purposes.
Section 3.15  Indebtedness; Guarantees.  The 2016 Annual Report lists all material outstanding Indebtedness of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries and each material agreement pursuant to which the Company, any of its Offshore Business Subsidiaries or any River Business Subsidiary is a guarantor, surety, joint obligor or responsible in any capacity for any Indebtedness, liability or obligation (including debt) of any other Person, except to the extent that such guaranty, surety, joint obligations or responsibility is for the benefit of the River Business Subsidiaries or the Offshore Business Subsidiaries; nor is any third party a guarantor, surety, joint obligor or responsible in any capacity for any Indebtedness, liability or obligation (including debt) of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries.
(a)  Section 3.15(a) of the Disclosure Schedule sets forth a list of (i) all outstanding Indebtedness of the River Business Subsidiaries in excess of $2,000,000 and (ii) all guarantees, sureties or obligations by a River Business Subsidiary of any Indebtedness of the Company or a non-River Business Subsidiary.

(b)  Section 3.15(c) of the Disclosure Schedule sets forth a list of (i) all outstanding Indebtedness of the Offshore Business Subsidiaries in excess of $2,000,000  and (ii) all guarantees, sureties or obligations by an Offshore Business Subsidiary of any Indebtedness of the Company or a non-Offshore Business Subsidiary.
Section 3.16  Material Contracts.
(a)  Section 3.16(a) of the Disclosure Schedule lists each of the following executory Contracts to which any of the Company's River Business Subsidiaries or Offshore Business Subsidiaries is a party or by which the Company or any of its River Business Subsidiaries, its Offshore Business Subsidiaries or its assets are otherwise bound (such Contracts being "Material Contracts"):
(i)  any Contract that provides for the payment or receipt by any River Business Subsidiary or Offshore Business Subsidiary of money, services or property with an annual value in excess of $5,000,000;
(ii)  any Contract under which any River Business Subsidiary or Offshore Business Subsidiary created, incurred, assumed or guaranteed any Indebtedness in excess of $1,000,000;
(iii)  any material Contract that limits or purports to limit the ability of any River Business Subsidiary or Offshore Business Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time or otherwise restricts (other than in the ordinary course of business) the conduct by any River Business Subsidiary or Offshore Business Subsidiary of the Business;
(iv)  any material Contract that imposes confidentiality or standstill obligations on any River Business Subsidiary or Offshore Business Subsidiary, other than confidentiality obligations arising in the ordinary course of business;
(v)  any material Contract that imposes exclusive or other restrictive dealing obligations on the Company, or Offshore Business Subsidiary or any River Business Subsidiary;
(vi)  any currently in force joint venture, partnership, association agreement or similar Contract entered into by any River Business Subsidiary or Offshore Business Subsidiary relating to a material portion of the River Business or Offshore Business;
(vii)  any material Contract between a River Business  Subsidiary or an Offshore Business Subsidiary and any Governmental Authority;
(viii)  any Contract that provides for the assumption of any material Tax, environmental or other Liability of any  River Business Subsidiary or Offshore Business Subsidiary other than in the ordinary course of business or which are not covered by insurance policies of such River Business Subsidiary or Offshore Business Subsidiary;

(ix)  any employment agreements and Contracts with consultants (or similar arrangements) to which any River Business Subsidiary or Offshore Business Subsidiary is a party and which are not cancellable without material penalty or without more than ninety (90) days' notice and which involve the payment of more than $500,000 annually; and
(x)  any Company Real Property Leases of any River Business Subsidiary or Offshore Business Subsidiary; and
(xi)  all Contracts for the sale of Vessels by a River Business Subsidiary or Offshore Business Subsidiary.
(b)   (i) Except as set forth on Section 3.16(b) of the Disclosure Schedule, each Material Contract is valid and binding on the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries, as the case may be, and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect, (ii) each Material Contract is enforceable against the Company or the Subsidiary of the Company that is a party thereto, except as such enforceability may be limited by the Bankruptcy and Equity Exception, and (iii) the Company, the Offshore Business Subsidiary of the Company or the River Business Subsidiary of the Company that is a party thereto is not in material breach of, or in material default under, any material provision of any Material Contract and, to the Knowledge of the Company, the counterparties thereto are not in material breach of, or in default under, any material provision thereof.  The Company has previously made available to the Purchasers true, complete and correct copies of all written Material Contracts listed on Section 3.16(a) of the Disclosure Schedule.
Section 3.17  Environmental Matters.
(a)  Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with the terms and conditions of all applicable Environmental Permits.
(b)  There are no Environmental Claims pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries or their assets or Vessels, which could reasonably be expected to result in a Material Adverse Effect or which are not covered by insurance policies of the Company or its Subsidiaries.
(c)  There have not been any Releases or threatened Releases of Hazardous Materials on, above, in, or about any site or property owned, operated or otherwise under the possession of the Company or any of its Subsidiaries or by any Vessel or other asset, which could result in a material obligation to conduct any Remedial Action pursuant to applicable Environmental Laws or in an Environmental Claim against the Company or any of its Subsidiaries, which could reasonably be expected to result in a Material Adverse Effect or which are not covered by insurance policies of the Company or its Subsidiaries.
Section 3.18  Insurance.

(a)  The Company has made available to the Purchasers true, correct and complete copies of each material insurance policy and bond issued by a third party commercial insurer and covering the Company, any Offshore Business Subsidiary and any River Business Subsidiary or their Vessels or other assets or properties or employees.  Such policies and bonds are in full force and effect (except for insurance policies that have expired under their terms in the ordinary course), all premiums due and payable thereon have been paid and, none of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has received written notice from any insurer or agent of any intent to cancel any such insurance policy or bond.  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has complied with the terms and provisions of such policies and bonds where the failure to comply with such terms or provisions could result in the termination of, or cessation of cover under, such insurances.  There is no material claim by the Company, any Offshore Business Subsidiary or any River Business Subsidiary pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds.  None of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has received any notice of any failure to pay premiums when due or any similar state of facts which might form the basis for termination of any such insurance.
(b)  Without limiting the foregoing clause (a), to the Knowledge of the Company, each Vessel is insured against:
(i)  usual marine risks customary and appropriate for its operational and trading status; and
(ii)  protection and indemnity risks (including the maximum level for oil pollution liability available from time to time under basic protection and indemnity club entry) in respect of the full tonnage of such Vessel.
Section 3.19  Transactions with Affiliates.  Except as set forth on Section 3.19 of the Disclosure Schedule, no officer, director or Affiliate of the Company or any of its Subsidiaries or immediate family member of any of the foregoing Persons or any Person owning at least 5% of the outstanding share capital of the Company or any of its Subsidiaries is a party to or an express beneficiary of any contract with the Company or any of its Subsidiaries or has any interest in any property used by the Company or any of its Subsidiaries.
Section 3.20  Brokers.  Except as disclosed on Section 3.20 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 3.21  Anti-corruption and Anti-bribery Laws.  Neither the Company nor any of its Subsidiaries nor any director, officer, or, to the Company's Knowledge agent, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly (i) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., or any other applicable anti-corruption Law, (ii) given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, Governmental Authority or governmental, administrative or regulatory official or employee or other Person who was, is or may be in a position to help or hinder in any way the Company or any of its Subsidiaries or the Business (or assist in any way in connection with any actual or proposed transaction), (iii) made or agreed to make any illegal gift, contribution, entertainment or other expense or other payment, or reimbursed any illegal gift, contribution, entertainment or other expense or other payment made by any other Person, to any political party, campaign or candidate for federal, state, local or foreign public office or any Governmental Authority or governmental, administrative or regulatory official or employee, or (iv) made or agreed to make any bribe, unrecorded rebate, influence payment, payoff, kickback or other similar unlawful payment.  There have been no false or fictitious entries made in the books or records of the Company or its Subsidiaries relating to any payment prohibited by Law, and neither the Company nor its Subsidiaries has established or maintained any fund for use in making any such payments.
Section 3.22  Personal Property.  Except for such property as has been sold or otherwise disposed of in the ordinary course of business consistent with past practice, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all tangible personal property and assets reflected in the audited consolidated balance sheet of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries as of the Balance Sheet Date or tangible personal property and assets acquired after the Balance Sheet Date, in each case, which the Company or any of its Subsidiaries purports to own or lease, as the case may be, free and clear of all Encumbrances, other than Permitted Encumbrances.  All such personal property shall be available to conduct the Business at the Closing in the same manner as conducted prior to the Closing.
Section 3.23  Accounts Receivable.  The Receivables reflected on the Balance Sheet (a) are accounted for as accounts receivable in accordance with GAAP (including the relevant GAAP revenue recognition principles); and (b) have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of the Business consistent with past practice; and (c) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than in the ordinary course of the Business consistent with past practice; and (d) to the Company's Knowledge, are collectible except to the extent of the bad debt reserve on such Balance Sheet.
Section 3.24  General Representation.  All of the representations and warranties in this Article III regarding the Company and its Subsidiaries, without regard to any materiality qualifications contained therein, are true and correct in all respects, except for such inaccuracies as would not individually or in the aggregate have a Material Adverse Effect.
Section 3.25  Foreign Trade and Foreign Exchange Related Matters.  The Company has duly conducted all foreign exchange operations and foreign trade operations pertaining to the Business in all material respects as required by all applicable Laws, and has completed in all material respects all the required forms, filings and registration procedures before the corresponding Governmental Authorities.  The Company has kept in due form all the supporting documents as required by Law, for all the foreign trade and foreign exchange operations conducted and/or informed by the Company, and the required corresponding forms have been signed by the applicable authorized person, as required by Law.
Section 3.26  Vessels; Maritime Matters.
(a)  Section 3.26(a) of the Disclosure Schedule sets forth a list of each vessel  (the "Vessels") owned, leased or operated by River Business Subsidiaries and the Offshore Business Subsidiaries, with an indication of its name, vessel type, owner, flag, official registration number, if applicable, bareboat charter flag and bareboat charter flag registration number, if applicable, and year built.  Each of the owners of the Vessels identified on Section 3.26(a) of the Disclosure Schedule has good and valid title to, or a valid leasehold interest in, such Vessels, free and clear of all Encumbrances (other than Permitted Encumbrances).  Each Vessel that operates in the River Business or Offshore Business is included on Schedule 3.26(a).
(b)  Each of the Vessels (other than those which may be drydocked or out of service in the ordinary course of business) is seaworthy in all material respects.  Each Vessel is equipped with such machinery, engines, instruments, rigging, anchors, chains, cables, tackle, apparel, accessories, equipment, radio installation and navigational equipment, inventory, spare parts and all other appurtenances necessary for the intended operation of such Vessel, whether or not on board, in the ordinary course of business consistent with past practices and prevailing industry standards.
(c)  Except as set forth in Section 3.26(c) of the Disclosure Schedule, each of the Vessels (other than barges) is duly registered in the relevant owner's name under the laws and flag of the country identified as the flag state of the respective Vessel and satisfies the laws, regulations and requirements for its registration under said flag state and operation in the trade in which it performs.
Section 3.27  Status of UP Offshore Shares, New Cornamusa Shares or New River Company Shares.  The UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, as applicable, to be issued pursuant to this Agreement have been duly authorized by all necessary corporate action.  When issued and sold (in the case of the New Cornamusa Shares and the New River Company Shares) or sold and transferred (in the case of the UP Offshore Shares) against receipt of the consideration therefor as provided in this Agreement, such shares will be validly issued, fully paid and nonassessable, will not be subject to preemptive rights of any other shareholders of the Company and shall be free and clear of all Encumbrances and restrictions, except for restrictions on transfer imposed by applicable securities laws.
Section 3.28  Anti-takeover Provisions Not Applicable.  No "moratorium," "control share," "takeover," "business combination," or "interested shareholder" or other similar anti-takeover statute or regulation (including any provision of the Company's Organizational Documents) is applicable to the transactions contemplated by this Agreement or to any of the transactions contemplated hereby, and the Company and the Board of Directors have taken all necessary action, if any, in order to render any such statute, regulation or provision inapplicable to the Purchasers.

Section 3.29  Disclosure.  None of (a) the representations or warranties by the Company in this Agreement, nor (b) any statement contained in the Disclosure Schedules to this Agreement or any certificate furnished or to be furnished to the Purchasers pursuant to Section of this Agreement contains any untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.
Section 3.30  Opinion of Financial Advisor; Disinterested Director Approval.  The disinterested directors of the Company (the "Disinterested Directors") have received the opinion of Stifel, Nicolaus & Company, Incorporated, dated November 7, 2016, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Purchase Price to be received by the Company in the transactions contemplated by this Agreement is fair from a financial point of view to the Company (the "Fairness Opinion").  The Disinterested Directors have approved this Agreement and the transactions contemplated hereby in accordance with the Memorandum and Articles of Association of the Company.
Section 3.31  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of the Purchasers acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or the Business or with respect to any other information provided to the Purchasers in connection with the transactions contemplated by this Agreement.  Except for the representations and warranties contained in this Article III as expressly provided for herein, and except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Purchasers or any other Person resulting from the distribution to the Purchasers, or the Purchasers' use of, any such information, including any information, documents, projections, forward looking statements, forecasts or other material made available to the Purchasers in any "data rooms" or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASERS
Each of the Purchasers hereby represents and warrants to the Company as follows:
Section 4.01  Organization and Authority of the Purchaser.  The Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it was organized and has all necessary power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser.  This Agreement has been, and upon the execution of each of the other Transaction Documents to which it is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes, and upon the execution of each of the other Transaction Documents to which it is a party shall constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the effects of the Bankruptcy and Equity Exception.
Section 4.02  No Conflicts; Consents.  The execution, delivery and performance by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not (a) violate, conflict with or result in the breach of any provision of the Purchaser's Organizational Documents, (b) conflict in any material respect with or violate in any material respect any material Law or material Governmental Order applicable to the Purchaser, or (c) require the consent, notice or other action by any Person under, conflict with, result in any breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which the Purchaser is a party or by which the Purchaser is otherwise bound, except, in the case of clause (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement and to each other Transaction Document to which it is a party.  Except as set forth in Section 4.02 of the Disclosure Schedule, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and each other agreement to be executed and delivered by the Purchaser in connection herewith and the consummation of the transactions contemplated hereby and thereby.
Section 4.03  Litigation.  No Action by or against the Purchaser is pending or, to the Knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby.
Section 4.04  Sufficiency of Funds.  The Purchaser is indirectly owned by two private equity funds, which have unfunded capital commitments or other resources in the aggregate sufficient to pay the Purchase Price.  At the Closing, the Purchaser will have sufficient cash on hand provided by such private equity funds or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.
ARTICLE V
 ADDITIONAL AGREEMENTS
Section 5.01  Conduct of Business Prior to the Closing.  The Company covenants and agrees that, without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, delayed or conditioned) or approval of the Bankruptcy Court (provided such approval is consistent with the RSA and the Plan of Reorganization and does not negatively affect the Purchasers, the Offshore Business or the River Business), except as described in Section 5.01 of the Disclosure Schedule, required by applicable Law or contemplated (including but not limited to the consummation of the Restructuring set forth in the RSA and the filing and approval of the Plan of Reorganization, permitted or required by this Agreement, between the date of this Agreement and the Closing, it will use its commercially reasonable efforts to, and shall cause its Subsidiaries and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (a) conduct its business in the ordinary course in all material respects, (b) maintain and preserve the business and assets of the Company in customary repair, order and condition, reasonable wear and tear excepted, (c) use its commercially reasonable efforts to preserve intact, in all material respects, the business organization of the Company and its Subsidiaries,(d) use its commercially reasonable efforts to preserve the goodwill associated with the Company and its Subsidiaries, including preserving their respective relationships with material customers and suppliers, and (e) conduct the Chapter 11 Cases in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court.  Except as described in Section 5.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement, the Company agrees to use its commercially reasonable efforts not to, and to cause its Subsidiaries not to, between the date of this Agreement and the Closing, without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, delayed or conditioned), take or fail to take any actions that, if taken or failed to be taken since the Balance Sheet Date, would be required to be disclosed on Section 3.06 of the Disclosure Schedule.
Section 5.02  Access to Information.  From the date of this Agreement until the Closing, upon reasonable notice, the Company agrees to use its commercially reasonable efforts to, and to cause its River Business Subsidiaries and Offshore Business Subsidiaries and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (i) afford the Purchasers and its authorized representatives reasonable access to the offices, properties and books and records of the Company and its River Business Subsidiaries and Offshore Business Subsidiaries and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchasers such additional financial and operating data and other information regarding the Company and its River Business Subsidiaries and Offshore Business Subsidiaries (or copies thereof) as the Purchasers may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours of the Company and its Subsidiaries, under the supervision of the Company or its designee and in such a manner as not to interfere with the normal operations of the Company and its Subsidiaries.  When accessing any of the Company's or its Subsidiaries' properties, the Purchasers and their authorized representatives shall comply with all of the Company's or its Subsidiaries' safety and security requirements for the applicable property.
Section 5.03  Conditions.  Each of the Parties hereto shall use its commercially reasonable efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, (i) the Purchasers shall use commercially reasonable efforts to cause the conditions set forth in Section 7.01 to be satisfied, and (ii) the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 7.02 to be satisfied.  The Company shall, and the Company shall cause its River Business Subsidiaries and Offshore Business Subsidiaries to, reasonably assist and cooperate with the Purchasers in doing all things reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 5.04  Notifications.  Until the Closing, the Company and the Purchasers shall promptly notify the other Parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in either Sections 7.01(a) or 7.02(a), as applicable, becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.05 will not be deemed to amend or otherwise modify or affect any representations or warranties, covenants, obligations, agreements or conditions set forth herein, amend any schedule hereto or limit or otherwise affect the remedies available hereunder to the Party receiving such notice.
Section 5.05  Further Action.  The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
(a)  From time to time after the Closing, without additional consideration, each Party will (or, if appropriate, will cause its Affiliates to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by another Party to make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, upon reasonable request, each Party shall and shall cause its Affiliates to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and papers as may be required to issue, sell, transfer, assign, convey and deliver to the Purchasers all right, title and interest in and to the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, as applicable.
Section 5.06  Insurance and Indemnification of Officers and Directors.  The Purchasers and the Company agree that the Company or its successors shall maintain in effect, without any reduction in scope or coverage for six years from the Closing Date, customary policies of directors' and officers' liability insurance providing protection comparable to the most favorable protection provided by the policies maintained by the Company and its Subsidiaries as are in effect immediately prior to the Closing and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of the Company and its Subsidiaries with respect to claims arising from facts or events which occurred prior to the Closing Date; provided, however, that the Company or its successors shall not be required, in order to maintain such directors' and officers' liability insurance policy, to pay an annual premium in excess of 350% of the cost of existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 350% of such amount, the Company or its successors, as applicable, shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 350% of such amount.  Furthermore, prior to the Closing Date, the Company may, in the alternative, with the consent of the Purchasers, not to be unreasonably withheld, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Closing Date provided that the premiums shall not exceed 350% of the premiums currently charged to the Company for directors' and officers' liability insurance, and in such event none of the Company or any successor of the Company will have any further obligation under this Section 5.06.  The Purchasers and the Company agree that all rights to indemnification or exculpation, whether contained in the Organizational Documents of the Company or any of its Subsidiaries, in Contacts or otherwise, now existing in favor of present and former officers and directors of the Company and its Subsidiaries shall survive Closing, shall not be amended in an adverse manner with respect to former officers and directors of the Company and its Subsidiaries (unless such amendment is required by applicable Law) and shall continue in full force and effect for a period of not less than six years from the Closing Date.  The present and former officers and directors of the Company and its Subsidiaries are intended third party beneficiaries of this Section 5.06.  If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made by the Company so that the successors and assigns of the Company, as the case may be, shall assume the obligations set forth in this Section 5.06.
Section 5.07  Insurance Claims.  The Purchasers will have the right to (i) assert claims (and the Company will use and cause each of its Subsidiaries to use reasonable best efforts to assist the Purchasers in asserting claims) with respect to the River Business and, in the event of an UP Offshore Purchase, the Offshore Business, under the Insurance Policies of the Company and its Subsidiaries which are "occurrence basis" policies ("Occurrence Basis Policies") arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing to the extent that the terms and conditions of any such Occurrence Basis Policies so allow and (ii) continue to prosecute claims with respect to the River Business (and, in the event of an UP Offshore Purchase, the Offshore Business) asserted with the insurance carrier prior to the Closing (and the Company will use and cause each of its Subsidiaries to use reasonable best efforts to assist the Purchasers in connection therewith) under insurance policies of the Company and its Subsidiaries which are on a "claims made" basis ("Claims Made Policies") arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing to the extent that the terms and conditions of any such Claims Made Policies so allow, provided that the Purchasers shall reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs and expenses in connection with the foregoing.  All recoveries in respect of such claims shall be for the account of the Purchasers.
The Company will not, and will cause each of its Subsidiaries not to, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies under which the Purchasers has rights to assert claims pursuant to this Section  in a manner that would adversely affect any such rights of the Purchasers.
Section 5.08  Use of Proceeds. The Company shall use the proceeds received from Sparrow pursuant to Section 2 hereof in accordance with the Plan of Reorganization.
Section 5.09  Intercompany Accounts.  Except as set forth in Schedule 5.09 hereto:
(a) Prior to the Closing the Company shall, and shall cause its applicable Subsidiaries to, satisfy or, as may be agreed with the Sparrow River, eliminate all intercompany claims against River Business Subsidiaries that are not held by River Business Subsidiaries and all intercompany claims held by River Business Subsidiaries against entities that are not River Business Subsidiaries.
(b) In the event of an UP Offshore Purchase, prior to Closing the Company shall, and shall cause its applicable Subsidiaries to, satisfy or, as may be agreed with the Sparrow Offshore, eliminate all intercompany claims against Offshore Business entities that are not held by Offshore Business entities and all intercompany claims held by Offshore Business entities against entities that are not Offshore Business Entities.
(c) On the Effective Date (as defined in the Plan of Reorganization), the Company shall pay or cause UP Offshore or another Offshore Business entity to pay to Sparrow River or its designee by wire transfer in immediately available funds the sum of (i) the aggregate amount that the River Business Subsidiaries are required to distribute under the Plan of Reorganization as a result of any allowed claims against Cornamusa plus (ii) the aggregate amount that the River Business Subsidiaries are reserving under the Plan of Reorganization on account of any disputed claims against Cornamusa. If any such disputed claim is subsequently disallowed in whole or in part, then Sparrow shall promptly reimburse the Company the difference between the amount reserved on account of such claim and the amount distributed on account of such claim.
(d) In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, the Company shall, and shall cause its applicable Subsidiaries to, eliminate all intercompany claims between Ocean Business Entities on the one hand and any other entity on the other hand.
Section 5.10  Compliance with RSA. The Company shall comply with all of its obligations and agreements set forth in Sections 2 and 3 of the RSA as if such obligations and agreements were set forth herein, to the extent such obligations and agreements affect the rights of Purchaser, Sparrow or the Guarantors.
Section 5.11  Transition Services Agreement; Ocean Management Agreement. If Sparrow River and the Company determine that a Transition Services Agreement is necessary, the Company shall execute the Transition Services Agreement prior to Closing. The Company shall cause UABL to execute the Ocean Management Agreement prior to the Closing.
Section 5.12  Loan Purchase Agreement.  The Company will cause Thurston Shipping Inc. and UABL Limited to perform its obligations under the Loan Purchase Agreement among International Finance Corporation, The OPEC Fund for International Development, Thurston Shipping Inc. and UABL Limited dated as of November 23, 2016 (the "Loan Purchase Agreement").
ARTICLE VI
 TAX MATTERS
Section 6.01  Tax Cooperation and Exchange of Information.  The Company and the Purchasers shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or participating in or conducting any audit or other proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of relevant Tax Returns of the Company and its River Business

Subsidiaries or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities.  The Company and the Purchasers shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.01.  Notwithstanding anything to the contrary in Section 5.02, each of the Company and the Purchasers shall retain all of its respective Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company and any of its River Business Subsidiaries or Offshore Business Subsidiaries for any taxable period that includes the Closing Date and for all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate.  After such time, before the Company or the Purchasers shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other Party shall be given an opportunity, after ninety (90) days' prior written notice, to remove and retain all or any part of such documents as such other Party may select (at such other Party's expense).  Any information obtained under this Section 6.01 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in conducting an audit or other proceeding.
Section 6.02  Conveyance Taxes.  The Company and the Purchasers shall be equally liable for and agree to pay on an equal basis any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby.  The Purchasers and the Company agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Company to comply with any filing requirements with respect to Conveyance Taxes.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.01  Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)  Representations, Warranties and Covenants.  (i) The Fundamental Representations (as defined below) made by the Purchasers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date; (ii) the other representations and warranties of the Purchasers contained in this Agreement (A) that are not qualified by a "materiality" qualification shall be true and correct in all material respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date with the same effect as though made at and as of the Closing Date, and (B) that are qualified by a "materiality" qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for purposes of clauses (i) and (ii) above, to the extent such representations and warranties are made as of another date, such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (i) and (ii), as applicable, as of such other date); (iii) the covenants and agreements contained in this Agreement to be complied with by the Purchasers on or before the Closing shall have been complied with in all material respects; and (iv) the Company shall have received a certificate signed by a duly authorized officer of the Purchasers dated as of the Closing Date certifying the matters set forth in clauses (i), (ii) and (iii) above.
(b)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
Section 7.02  Conditions to Obligations of the Purchasers.  The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)  Representations, Warranties and Covenants.  (i) The Fundamental Representations made by the Company shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date; (ii) the other representations and warranties of the Company contained in this Agreement (A) that are not qualified by a "Material Adverse Effect" or a similar "materiality" qualification shall be true and correct in all respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date with the same effect as though made at and as of the Closing Date, and (B) that are qualified by "Material Adverse Effect" or a similar "materiality" qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for purposes of clauses (i) and (ii) above, to the extent such representations and warranties are made as of another date, such representations and warranties shall be true and correct in the manner set forth in clauses (i) and (ii) above, as applicable, as of such other date), provided, however, that for purposes of determining satisfaction of this condition, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; (iii) the covenants and agreements contained in this Agreement to be complied with by the Company at or before the Closing shall have been complied with in all material respects and (iv) the Purchasers shall have received a certificate signed by a duly authorized officer of the Company dated as of the Closing Date certifying the matters set forth in clauses (i), (ii) and (iii) above.
(b)  Other Agreements.  The RSA and the Loan Purchase Agreement shall be, or shall become, simultaneously with this Agreement, in full force and effect.  The payments and assignments contemplated by the Loan Purchase Agreement shall occur simultaneously with the Closing under this Agreement.  In the event of a UP Offshore Purchase, the closing of the Offshore Restructuring shall occur simultaneously with the Closing under this Agreement.
(c)  No Litigation.  There shall be no pending material litigations that would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement or the other Transaction Documents.

(d)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
(e)  Material Adverse Effect.  From the date of this Agreement, there shall not have occurred any event or change that has had or could reasonably be expected to have a Material Adverse Effect.
(f)  Legal Opinion.  The Company's counsel shall have delivered to the Purchasers a legal opinion with respect to the matters set forth in Exhibit B.
(g)  Transition Services Agreement.   If Sparrow River and the Company have determined that a Transition Services Agreement is necessary, the Company shall have executed and delivered the Transition Services Agreement.
(h)  Ocean Business.  The Ocean Business shall have been sold or transferred as provided in accordance with the Plan of Reorganization.
(i)  Bankruptcy Court Orders.  The Bankruptcy Court shall have entered, in a form reasonably satisfactory to Purchasers:  (i) an order approving the Company's and Parent River Subsidiaries assumption of the RSA, and the Company's performance of its obligations under that agreement; (ii) an order approving the disclosure statement and related solicitation materials for the Plan of Reorganization; and (iii) an order confirming the Plan of Reorganization, which order shall include (A) approval of the Company's and the River Parent Subsidiaries' assumption of this Agreement and the Company's and the River Parent Subsidiaries' performance of its obligations hereunder, (B) approval of UABL's entry into the Transition Services Agreement and UABL's performance of its obligations thereunder, (C) approval of the Loan Purchase Agreement and the performance of the obligations of Thurston Shipping Inc. and UABL Limited thereunder, (D) a finding that the Plan of Reorganization and this Agreement satisfy, among other things, section 1129(a)(4) and section 1129(a)(5) of the Bankruptcy Code, (E) a finding that each Purchaser is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code, and (F) a finding that the purchase price to be provided by Purchasers pursuant to this Agreement was not controlled by any agreement between Purchasers and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving Purchasers and any creditor.
(j)  Third Party Consents.  The consents described in Schedule 7.02(b) or required for the consummation of the transactions contemplated by this Agreement pursuant to the order confirming the Plan of Reorganization shall have been obtained and shall remain in full force and effect.
(k)  Secretary's Certificate. The Company shall have delivered to the Purchasers a secretary's certificate, dated as of the Closing Date, as to (i) the resolutions adopted by the Board of Directors approving the transactions contemplated hereby, (ii) the Company's

Organizational Documents, each as in effect at the Closing, and (iii) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.
ARTICLE VIII
 INDEMNIFICATION
Section 8.01  Survival of Representations, Warranties and Covenants.  The representations and warranties of the Parties contained in this Agreement shall survive the Closing until the date that is sixteen (16) months from the Closing Date; provided, however, that the representations and warranties contained in Section 3.14 shall survive the Closing and remain in full force and effect until the date that is six (6) years from the Closing Date (or the date that is ninety (90) days following the expiration of the applicable statute of limitations period, if shorter); provided further that the representations and warranties contained in Sections 3.01, 3.02, 3.03(a), 3.20, 3.27, and 4.01 (collectively, the "Fundamental Representations") shall survive the Closing indefinitely; provided further that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved.  All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.
Section 8.02  Indemnification by the Company.  Subject to the other terms and conditions of this Article VIII, the Company shall indemnify and hold harmless the each of Purchasers and its Affiliates (excluding the Company and its Subsidiaries for such purpose) and their respective officers, directors, employees, agents, successors and assigns (each a "Purchaser Indemnified Party") from and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys' and consultants' fees and expenses), amounts paid in settlement and other costs (hereinafter a "Loss" or "Losses") suffered or incurred by them arising out of or resulting from:  (a) any breach of a representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant hereto; or (b) any breach of any covenant or agreement of the Company contained in this Agreement.
Section 8.03  Indemnification by the Purchasers.  Subject to the other terms and conditions of this Article VIII, the Purchasers shall indemnify and hold harmless the Company and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each a "Company Indemnified Party") from and against any and all Losses, arising out of or resulting from:  (a) the breach of any representation or warranty made by the Purchasers contained in this Agreement or in any certificate delivered pursuant hereto; or (b) the breach of any covenant or agreement by the Purchasers contained in this Agreement.
Section 8.04  Limits on Indemnification.
(a)  None of the Parties shall be liable for indemnity obligations under Section 8.02(a) or Section 8.03(a) unless and until the aggregate amount of indemnifiable Losses for which such Party is liable equals or exceeds an amount equal to $2,000,000 (the "Threshold"); provided, that upon the Threshold being met, such Party shall be liable for the amount by which the aggregate amount of all such Losses exceeds $500,000 (the

"Deductible"); provided, further, that the Threshold and the Deductible shall not apply to Losses resulting from a breach of any Fundamental Representations or from any fraud or intentional misrepresentation by any Party in connection with this Agreement (and no such Losses shall be considered for purposes of determining whether the Threshold or the Deductible has been met).
(b)  The maximum amount of indemnifiable Losses which may be recovered (x) from the Company arising out of or resulting from the causes set forth in Section 8.02(a) shall be an amount equal to $20,000,000 and (y) from the Purchasers (arising out of or resulting from the causes set forth in Section 8.03(a) shall be, in the aggregate, an amount equal to $20,000,000 the "Cap"); provided, that Losses resulting from a breach of any Fundamental Representations or from any fraud or intentional misrepresentation by any Party in connection with this Agreement shall not be subject to the Cap.
(c)  For purposes of determining whether there has been a breach of any representation or warranty contained in this Agreement, or the amount of any Loss related to a breach of any representation or warranty contained in this Agreement, the representations and warranties contained in this Agreement (excluding Sections 3.04(a), 3.06(ii) and 3.24) shall be considered without regard to any "material," "Material Adverse Effect," or similar materiality qualifications contained therein.
(d)  The representations, warranties, covenants or agreements made by the Company in this Agreement or in any other Transaction Document shall not be affected or deemed waived by any investigation conducted by or on behalf of one of the Purchasers with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance or noncompliance with any such representation, warranty, covenant or agreement of the Company in this Agreement or in any other Transaction Document.  Notwithstanding anything to the contrary contained in this Agreement, none of the Parties shall have any Liability under any provision of this Agreement for any punitive, speculative, remote, special or indirect damages relating to the breach or alleged breach of this Agreement, except to the extent any such Party incurs such damages payable to an unaffiliated third party in connection with a Third Party Claim, in which event such damages shall be recoverable.
(e)  Payments by an Indemnifying Party pursuant to this Article VIII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Company or its Subsidiaries or the Indemnified Party from any third party in respect of such claim, less any related reasonable attorneys' fees, expenses and other costs of recovery.  An Indemnified Party shall use commercially reasonable efforts to seek (or cause the Company or its Subsidiaries to seek under their respective policies) to recover any insurance proceeds in connection with making a claim under this Article VIII; provided, however, none of the Purchasers nor their Affiliates shall be required to seek such proceeds under any insurance policy of the Purchasers or their Affiliates (other than the Company).  Promptly after the realization of any insurance proceeds (net of Taxes), indemnity, contribution or other similar payment, the Indemnified Party shall reimburse the Indemnifying Party for such reduction in Losses for which the Indemnified Party was indemnified prior to the realization of reduction of such Losses.  The amount of Loss for which an Indemnified Party shall be entitled to seek indemnification under this Agreement will be reduced by the amount of any Tax benefit actually realized by such Indemnified Party or its Affiliates, other than the Company and its Subsidiaries (which shall include reductions in Tax payments) with respect to such Loss.
Section 8.05  Notice of Loss; Third Party Claims.  An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.  Such notice shall include copies of all relevant notices or documents (including court papers) received by the Indemnified Party, so long as such disclosure would not reasonably be expected to have an adverse effect on attorney-client or other privileges available to the Indemnified Party.  To the extent that (i) the Company considers, threatens or makes a notice of any matter which could give rise to a right of indemnification under this Agreement against the Purchasers, or (ii) any Purchaser Indemnified Party threatens or makes a notice of any matter which could give rise to a right of indemnification under this Agreement against the Company, all decisions to be made on behalf of the Company concerning the prosecution, response to, negotiation and settlement of, or with respect to any Actions relating to, any such indemnification claim shall be made solely by the disinterested members of the Company's Board of Directors (excluding any directors of the Company who are affiliated with the Purchasers).
(a)  In the case of a claim or demand made by any Person not a Party to this Agreement against the Indemnified Party (a "Third Party Claim") which may give rise to a claim for Loss under this Article VIII, the Indemnified Party shall give the Indemnifying Party written notice ("Claim Notice") of such Third Party Claim within thirty (30) days of the receipt of such notice of a Third Party Claim (or within such shorter period as may be required to permit the Indemnifying Party to respond to any such claim); provided, however, that failure to give such Claim Notice shall not affect the indemnification obligations of the Indemnifying Party provided hereunder except to the extent the Indemnifying Party establishes that the defense of such Third Party Claim is actually prejudiced as a result of such failure, in which case such claim shall be reduced to the extent of such actual prejudice.  The Claim Notice shall describe the Third Party Claim in reasonable detail and will indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party and include copies of all material notices and documents received or sent by the Indemnified Party in respect of such Third Party Claim. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within sixty (60) days of the receipt of such Claim Notice from the Indemnified Party.  If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense.  The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third

Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.  If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 8.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.  If (i) the Indemnifying Party shall not assume the defense of a Third Party Claim with counsel satisfactory to the Indemnified Party within ten (10) Business Days of any Claim Notice, or (ii) legal counsel for the Indemnified Party notifies the Indemnifying Party that there are or may be legal defenses available to the Indemnified Party or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, which, if the Indemnified Party and the Indemnifying Party were to be represented by the same counsel, would constitute a conflict of interest for such counsel or prejudice prosecution of the defenses available to such Indemnified Party, or (iii) the Indemnifying Party shall assume the defense of a Third Party Claim and fail to diligently prosecute such defense, then in each such case the Indemnified Party, by notice to the Indemnifying Party, may employ its own counsel and control the defense of the Third Party Claim and the Indemnifying Party shall be liable for the reasonable fees, charges and disbursements of counsel employed by the Indemnified Party (but in no event more than one counsel for all of the Indemnified Parties in any one jurisdiction); and the Indemnified Party shall be promptly reimbursed for any such fees, charges and disbursements, as and when incurred.  Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the Parties hereto shall cooperate in the defense thereof.  Such cooperation shall include the retention and provision to the counsel of the controlling Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Indemnifying Party shall have the right to settle, compromise or discharge a Third Party Claim (other than any such Third Party Claim in which criminal conduct is alleged) without the Indemnified Party's consent if such settlement, compromise or discharge (A) constitutes a complete and unconditional discharge and release of the Indemnified Party, and (B) provides for no relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party.
(b)  In the event any Indemnified Party should have a claim against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party, which shall include reasonable detail of the claim and, if reasonably practicable, the estimated amount of Losses sustained, promptly after the Indemnified Party obtains knowledge of the existence thereof; provided, however, that failure to give such Claim Notice shall not affect the indemnification obligations of the Indemnifying Party provided hereunder except to the extent the Indemnifying Party establishes that the defense of such claim is actually prejudiced as a result of such failure, in which case such claim shall be reduced to the extent of such actual prejudice.
Section 8.06  Remedies.  Except for remedies that cannot be waived as a matter of Law, claims of fraud or intentional misrepresentation, the Purchasers and the Company acknowledge and agree that following the Closing, the indemnification provisions in this Article VIII shall be the sole and exclusive remedies of the Purchasers and the Company, as applicable, for any breach by the other Party of the representations and warranties in this Agreement and for any failure by the other Party to perform and comply with any covenants and agreements in this Agreement.
Section 8.07  Miscellaneous.   For Tax purposes, the Parties agree to treat all payments made pursuant to any indemnification obligation under this Agreement as adjustments to the Purchase Price.
ARTICLE IX
 TERMINATION
Section 9.01  Termination.  This Agreement may be terminated at any time prior to the Closing:
(a)  by written notice by either the Company or the Purchasers if the Closing shall not have occurred by February 28, 2017 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any Party whose breach of any of its representations, warranties, covenants or agreements under this Agreement or any other Transaction Document shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Termination Date;
(b)  by written notice by either the Company or the Purchasers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable;
(c)  by written notice by either the Company or the Purchasers in the event the RSA is terminated in accordance with its terms by any party thereto prior to the Closing;
(d)  by written notice by the Company if a breach of any representation or warranty of one of the Purchasers or failure to perform any covenant or agreement on the part of one of the Purchasers set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the date on which the Closing should have occurred, cause the condition set forth in Section 7.01(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within twenty (20) days (but not later than the Termination Date) of receipt of written notice by the Company to such Purchaser of such breach or failure; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.02 not to be satisfied;
(e)  by written notice by the Purchasers if a breach of any representation or warranty of the Company or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 7.02(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within twenty (20) days (but not later than the Termination Date) of receipt of written notice by the Purchaser to the Company of such breach or failure; provided that none of the Purchasers is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 not to be satisfied;
(f)  by written notice by the Purchasers if the Bankruptcy Court enters an order, or if the Company files a motion seeking entry of an order, approving any sale or other disposition of the River Business (other than a sale or other disposition permitted by this Agreement) of (i) any material portion of the assets of the Company or its Subsidiaries or (ii) any equity interests in the Company or any of its Subsidiaries, to any Person(s) other than the Purchasers or any of their affiliates;
(g)  by written notice by the Purchasers if a trustee is appointed in the Chapter 11 Cases pursuant to Section 1104 of the Bankruptcy Code;
(h)  by written notice by the Purchasers if any Chapter 11 Case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal or conversion contemplates the transactions contemplated by this Agreement; or
(i)  by the mutual written consent of the Company and the Purchasers, provided that all independent directors of the Company shall have affirmatively agreed that such termination is in the best interests of the Company.
Section 9.02  Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and there shall be no Liability on the part of any Party or its Affiliates or Representatives in respect thereof, except that (a) Section 5.03, this Section 9.02 and Article X shall survive any termination and (b) nothing herein shall relieve any Party from liability for any breach of this Agreement or any other Transaction Document occurring prior to such termination.
ARTICLE X
 GENERAL PROVISIONS
Section 10.01  Expenses.  The Company shall pay when due all fees and expenses owing to Sparrow and/or Southern Cross (as such term is defined in the RSA) as set forth in the RSA.  Except as otherwise specified in this Agreement or the RSA, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.
Section 10.02  Notices.  All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and will be delivered by hand or telecopied, e-mailed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied (confirmed electronically or telephonically from the receiving facsimile machine), when e-mail confirmation is received if delivered by e-mail, or three Business Days after being so mailed (one Business Day in the case of express mail or overnight courier service).  All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice in accordance with this Section 10.02; if the delivery deadline date for any item under this Agreement is a day that is not a Business Day, the applicable delivery deadline date for such item shall be the immediately following Business Day:
if to the Company:
Ultrapetrol (Bahamas) Limited Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas
Email:  cyad@ultrapetrol.net
 Attention:  Chief Financial Officer
with a copy to (which shall not constitute notice):
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Facsimile: (212) 480-8421
Email: rutkowski@sewkis.com
 Attention:  Lawrence Rutkowski
if to the Purchasers:
Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
 Facsimile: 242-328-1069
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
with a copy to (which shall not constitute notice):

Southern Cross Group LLC
1600 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Facsimile:   (914) 698-4395
Email: rrodriguez@southerncrossgroup.com
Attention: Ricardo Rodriguez

Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
 Facsimile:   +54 11 4816 2469
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile:  (646) 710-5592
Email: mgrosz@chadbourne.com and ksmith@chadbourne.com
 Attention:  Morton Grosz and Kevin Smith
if to the Guarantors:
Southern Cross Latin America Private Equity Fund III, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
with a copy to (which shall not constitute notice):

Southern Cross Group LLC
1600 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Facsimile:  (914) 698-4395
Email: rrodriguez@southerncrossgroup.com
 Attention:  Ricardo Rodriguez
Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
 Facsimile:  +54 11 4816 2469
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile:  (646) 710-5592
Email: mgrosz@chadbourne.com and ksmith@chadbourne.com
 Attention:  Morton Grosz and Kevin Smith
Section 10.03  Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and the Purchasers and shall be issued promptly after the execution hereof at a time mutually agreed to by the Company and the Purchasers.  Thereafter, none of the Parties shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or otherwise communicate with any news media without the prior written consent of the other Party unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the Parties shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.
Section 10.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
Section 10.05  Entire Agreement.  This Agreement and the other Transaction Documents constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.
Section 10.06  Assignment.  This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Company and the Purchasers (which consent may be granted or withheld in the sole discretion of the Company or the Purchasers), as the case may be, and any such purported assignment shall be void ab initio; provided, however, that notwithstanding the foregoing, the rights, interests and obligations of the Purchasers hereunder may be assigned, without the prior written consent of the Company, to one or more of the Purchasers' or Guarantors' Affiliates as designated by the Purchasers or such Guarantor; provided, that no such assignment shall relieve either of the Purchasers or any of the Guarantors of any of its obligations hereunder.
Section 10.07  Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by Company and the Purchasers that expressly references the Section(s) of this Agreement to be amended or (b) by a waiver in accordance with Section 10.08.  Any amendment or modification to the Guaranty in Section 10.17 shall be governed by Section 10.17(d).
Section 10.08  Waiver.  The Purchasers may (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties of the Company contained herein or in any document delivered by such Party pursuant hereto or (iii) waive compliance with any of the agreements of the Company or conditions to such Party's obligations contained herein and (b) the Company may (i) extend the time for the performance of any of the obligations or other acts of the Purchasers, (ii) waive any inaccuracies in the representations and warranties of the Purchasers contained herein or in any document delivered by the Purchasers pursuant hereto or (iii) waive compliance with any of the agreements of the Purchasers or conditions to the Purchasers' obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.  Any waiver of any term or condition in Section 10.17 shall be governed by Section 10.17(e).
Section 10.09  No Third Party Beneficiaries.  Except as provided for in Sections 5.06, 8.02, 8.03, 8.04 and 10.17, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
Section 10.10  Specific Performance.  The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any nonperformance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at Law.  Accordingly, in addition to any other right or remedy to which the Parties may be entitled, at Law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.
Section 10.11  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to principles of conflict of laws thereof which may require the application of the law of another jurisdiction.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York.  Consistent with the preceding sentence, the Parties hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either Party and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.  The Parties hereby agree that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 10.02, or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.
Section 10.12  Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.
Section 10.13  Effect of Investigation.  All representations, warranties, covenants and agreements made by the Company in this Agreement or in any other Transaction Document shall not be affected or deemed waived by (i) any investigation made by or on behalf of the Purchasers (whether before, on or after the date hereof or before, on or after the Closing Date), (ii) knowledge obtained (or capable of being obtained) as a result of such investigation or otherwise, or (iii) the Purchasers' participation in the preparation of the schedules pursuant to this Agreement.
Section 10.14  Counterparts.  This Agreement may be executed and delivered (including by scanned or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  A signed copy of this Agreement delivered by facsimile, portable document format, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement
Section 10.15  Currency.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, "$" refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof to the Party making such payment.
Section 10.16  No Recourse.  This Agreement may only be enforced against, and any Claim or Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any Party hereto or of any Affiliate of any Party hereto, or any of their successors or permitted assigns, shall have any Liability for any obligations or Liabilities of any Party hereto under this Agreement or for any Claim or Action based on, in respect of or by reason of the transactions contemplated hereby.
Section 10.17  Guaranty.
(a)  Each of the Guarantors hereby irrevocably and unconditionally guarantees severally to the Company in accordance with their Guaranteed Percentage the full and punctual payment of the Purchase Price and any liability of the Purchasers arising from a breach of the Agreement prior to termination as contemplated by Section 9.02(b) when due in accordance with the terms of this Agreement (the "Guaranteed Obligation") (collectively, the "Guaranty").  Each of the Guarantors hereby acknowledges and agrees that the Guaranty constitutes an absolute, present, primary, continuing and unconditional guaranty of payment by the Purchasers of the Guaranteed Obligation when due under this Agreement and not of collection only and is in no way conditioned or contingent upon any attempt to enforce such payment by a guaranteed party upon any other condition or contingency.  Each of the Guarantors hereby waives any right to require a proceeding first against the Purchasers.  Except as expressly set forth herein, the Guaranteed Obligation shall not be subject to any reduction, limitation or impairment for any reason (other than by indefeasible payment or performance in full of the Guaranteed Obligation) and shall not be subject to (i) any discharge of the Purchasers from the Guaranteed Obligation in a bankruptcy or similar proceeding (except by indefeasible payment or performance in full of the Guaranteed Obligation) or (ii) any other circumstance whatsoever which constitutes, or might be construed to constitute an equitable or legal discharge of either of the Guarantors as guarantor under this Section 10.17.  This Guaranty shall be subject to the provisions of Section 10.02, Section 10.09, Section 10.11, Section 10.12 and Section 10.14.
(b)  Each Guarantor hereby severally represents and warrants to the Company as follows:
(i)  Organization and Authority of the Guarantors.  Such Guarantor is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it was organized and has all necessary power and authority to enter into this Agreement (solely for the purposes of this Section 10.17), to carry out its obligations under this Section 10.17 and to consummate the transactions contemplated by the Guaranty.  The execution and delivery by such Guarantor of this Agreement (solely for the purposes of this Section 10.17), the performance by such Guarantor of its obligations under this Section 10.17 and the consummation by such Guarantor of the transactions contemplated by this Section 10.17 have been duly authorized by all requisite action on the part of such Guarantor.  This Agreement has been duly executed and delivered by such Guarantor, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes the legal, valid and binding obligations of such Guarantor, enforceable against such Guarantor in accordance with the terms of this Section 10.17, subject to the effects of the Bankruptcy and Equity Exception.
(ii)  No Conflicts; Consents.  The execution, delivery and performance by such Guarantor of this Agreement (solely for the purposes of this Section 10.17), and the consummation of the transactions contemplated by this Section 10.17, does not and will not (a) violate, conflict with or result in the breach of any provision of such Guarantor's Organizational Documents, (b) conflict in any material respect with or violate in any material respect any material Law or material Governmental Order applicable to such Guarantor, or (c) require the consent, notice or other action by any Person under, conflict with, result in any breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which such Guarantor is a party or by which such Guarantor is otherwise bound, except, in the case of clause (c), as would not materially and adversely affect the ability of such Guarantor to carry out its obligations under, and to consummate the transactions contemplated by this Section 10.17.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to such Guarantor in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Section 10.17.
(iii)  Litigation.  No Action by or against such Guarantor is pending or, to the knowledge of such Guarantor, threatened, which could affect the legality, validity or enforceability of this Guaranty or the consummation of the transactions contemplated by this Section 10.17.
(c)  This Guaranty and all of the Guarantors' obligations under this Section 10.17 shall terminate and expire on the earlier of (i) the date this Agreement is terminated in accordance with Article IX; provided, however, that the Guarantors' obligations under this Guaranty with respect to any liability of the Purchasers for a breach of this Agreement occurring prior to the termination of the Agreement as described in Section 9.02(b) shall not terminate or expire and shall continue notwithstanding termination of this Agreement or (ii) the Closing Date ("Expiration Date").  No claims may be made under this Guaranty after the Expiration Date.
(d)  The maximum aggregate liability of the Guarantors under this Guaranty shall be $73.0 million,; plus, in the event of a UP Offshore Purchase up to an additional $2.5 million.
(e)  This Guaranty may not be amended or modified except by an instrument in writing signed by the Company and the Guarantors.  This Guaranty constitutes the entire agreement and understanding of the Guarantors and the Company relating to the subject matter hereof. The Supporting Creditors (as defined in the RSA) are intended third party beneficiaries of Section 10.17 (but only as it relates to the River Business); provided that any obligations of the Guarantors hereunder and under the RSA (to the extent related to the River Business) shall be without duplication and shall not be in excess of $73.0 million in the aggregate.
(f)  Any waiver of any term or condition of this Guaranty must be in writing and signed by the Party against whom such waiver is sought to be enforced.  Any waiver of any term or condition of this Guaranty shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Guaranty.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
By:
Name:
Title:

PRINCELY INTERNATIONAL FINANCE CORP.
By:
Name:
Title:

MASSENA PORT S.A.
By:
Name:
Title:

UP RIVER (HOLDINGS) LTD.
By:
Name:
Title:

UPB (PANAMA) INC.
By:
Name:
Title:

UP RIVER TERMINALS (PANAMA) S.A.
By:
Name:
Title:

SPARROW RIVER INVESTMENTS LTD.
By:
Name:
Title:

SPARROW OFFSHORE INVESTMENTS LTD.

By:
Name:
Title:

FUND III GUARANTOR:
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P., solely for the purposes of Section 10.17
By: Southern Cross Capital Partners III, L.P., its general partner By: SC GP Company III, its general partner

By:
Name:
Title:

FUND IV GUARANTOR:
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P., solely for the purposes of Section 10.17
By: Southern Cross Capital Partners IV, L.P., its general partner By: SC GP Company IV Limited, its general partner

By:
Name:
Title:

Exhibit A
Plan of Reorganization

Exhibit B
Opinions
From Bahamas Counsel
•
The Company is a company validly existing and in good standing under the laws of The Bahamas.  The Company has all requisite power and authority to engage in any activity that is not prohibited under any law for the time being in force in The Bahamas.

•
The Company has all requisite corporate power and authority necessary (a) to execute, deliver and perform the Transaction Documents, (b) to issue, sell and deliver the Shares pursuant to the Investment Agreement, and (c) to carry out and perform its obligations under, and to consummate the transactions contemplated by, the Investment Agreement.

•
All action on the part of the Company, its directors and its shareholders necessary for the authorization, execution and delivery by the Company of the Investment Agreement, the authorization, issuance, sale and delivery of the Shares pursuant to the Investment Agreement and the consummation by the Company of the transactions contemplated by the Investment Agreement have been duly taken.  The Investment Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

•
The authorized capital stock of the Company consists of [______] shares of common stock, par value $0.01 per share ("Common Stock").  To our knowledge, all presently issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any pre-emptive or similar rights.  The Shares have been duly authorized and validly issued as fully paid and free of preemptive or similar rights.  The rights, privileges and preferences of the Common Stock are as stated in the Organisational Documents.

•
The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Investment Agreement, and the issuance, sale and delivery of the Shares pursuant to the Investment Agreement do not conflict with or result in a violation of:

o	any existing law, rule or regulation of The Bahamas or any order of any Bahamian court known to us to which the Company is subject; or
o	any provision of its Organisational Documents.

From U.S. Counsel
• Assuming due authorization and execution by all parties thereto, the Investment Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
• To counsel's knowledge, the Company has filed all reports (the "SEC Reports") required to be filed by it under Sections 13(a) and 15(d) of the Exchange Act since December 31, 2016.  As of their respective filing dates, the SEC Reports complied in all material respects as to form with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.
• Assuming the accuracy of the representations and warranties of the Purchasers contained in the Investment Agreement, the New River Company Shares and the New Cornamusa Shares (if applicable) may be issued to Sparrow River, and in the event of a UP Offshore Purchase, the UP Offshore Shares may be transferred to Sparrow Offshore, without registration under the Securities Act.
• The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Investment Agreement, and the issuance, sale and delivery of the New River Company Shares, the New Cornamusa Shares (if applicable) and, in the event of a UP Offshore Purchase, the UP Offshore Shares pursuant to the Investment Agreement do not (a) conflict with or result in a violation of any provision of New York of United States federal law, rule or regulation applicable to the Company.
• Except as set forth in Section 3.03 of the Disclosure Schedule to the Investment Agreement and for such approvals as have been obtained, no consent, license, permit, waiver, approval or authorization of, or designation, declaration, registration or filing with, any court, governmental or regulatory authority of the State of New York or the United States of America,  is required  inconnection with the valid execution, delivery and performance by the Company of the Investment Agreement, or the offer, sale, issuance or delivery of the New River Company Shares, the New Cornamusa Shares (if applicable) and, in the event of a UP Offshore Purchase, the UP Offshore Shares, or the consummation of the transactions contemplated by the Investment Agreement.

Exhibit 99.3

Execution Version

SETTLEMENT COMMUNICATION / FRE 408

THIS AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

LOAN PURCHASE AND ASSIGNMENT AGREEMENT

This Loan Purchase and Assignment Agreement (this "Agreement"), is entered into as of November 23, 2016, by and among the following parties specified in clauses (i) through (iv) (each, a "Party" and collectively, the "Parties"): (i) International Finance Corporation ("IFC"); (ii) The OPEC Fund for International Development ("OFID"); (iii) UABL Limited ("UABLL"), the direct shareholder of the UABLL Subsidiaries (as defined below); (iv) Thurston Shipping Inc. ("Thurston"), the 2.5% direct shareholder of the Thurston Subsidiaries (as defined below); and (with respect to certain provisions hereof) acknowledged and agreed by UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (collectively, the "UABLL Subsidiaries"), UABL Paraguay S.A. ("UABLP"), Riverpar S.A. ("Riverpar" and together with UABLP, the "Thurston Subsidiaries"), and Ultrapetrol (Bahamas) Limited (the "Parent").  IFC and OFID shall each be referred to herein individually as an "Assignor" and collectively as "Assignors".  UABLL and Thurston shall each be referred to herein individually as an "Assignee" and collectively as "Assignees".

RECITALS

WHEREAS, IFC is the owner of debt evidenced by: (i) that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC UABLL Subsidiaries Loan Agreement") among the UABLL Subsidiaries, as borrowers, and IFC, as lender; (ii) that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC UABLP Loan Agreement") between UABLP, as borrower, and IFC, as lender; and (iii) that certain Loan Agreement dated as of December 2, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Thurston Subsidiaries Loan Agreement") among the Thurston Subsidiaries, as borrowers, and IFC, as lender;

WHEREAS, the 2008 IFC UABLL Subsidiaries Loan Agreement, the 2008 IFC UABLP Loan Agreement and the 2011 IFC Thurston Subsidiaries Loan Agreement shall be referred to herein collectively as the "IFC Loan Agreements";

WHEREAS, OFID is the owner of debt evidenced by:  (i) that certain Loan Agreement dated as of November 28, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Loan Agreement") between UABLP, as borrower, and OFID, as lender; and (ii) that certain Loan Agreement dated as of December 15, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Loan Agreement") among the Thurston Subsidiaries, as borrowers, and OFID, as lender;

WHEREAS, the 2008 OFID Loan Agreement and the 2011 OFID Loan Agreement shall be referred to herein collectively as the "OFID Loan Agreements";

WHEREAS, IFC desires to assign to UABLL, and UABLL desires to accept from IFC (the "IFC UABLL Assignment"): (i) the entire principal amount of the debt evidenced by the 2008 IFC UABLL Subsidiaries Loan Agreement (the "IFC UABLL Subsidiaries Debt"); and (ii) all of IFC's right, title and interest in the IFC UABLL Subsidiaries Loan Documents  (as defined below);

WHEREAS, IFC desires to assign to Thurston, and Thurston desires to accept from IFC (the "IFC Thurston Assignment"): (i) the entire principal amount of the debts evidenced by the 2008 IFC UABLP Loan Agreement and the 2011 IFC Thurston Subsidiaries Loan Agreement (collectively, the "IFC Thurston Debt"); and (ii) all of IFC's right, title and interest in the IFC Thurston Loan Documents (as defined below);

WHERAS, OFID desires to assign to Thurston, and Thurston desires to accept from OFID (the "OFID Thurston Assignment"): (i) the entire principal amount of the debt evidenced by the OFID Loan Agreements (collectively, the "OFID Thurston Subsidiaries Debt"); and (ii) all of OFID's right, title and interest in the OFID Thurston Subsidiaries Loan Documents (as defined below);

WHEREAS, the IFC UABLL Assignment, the IFC Thurston Assignment and the OFID Thurston Assignment shall be referred to herein collectively as the "Assignments";

WHEREAS, in connection with the restructuring of the capital structure and financial obligations (the "Restructuring") of the Parent and certain of the Parent's direct and indirect subsidiaries (including without limitation, the UABLL Subsidiaries and the Thurston Subsidiaries), the Parent, IFC, OFID and certain other parties thereto have entered into that certain Restructuring Support Agreement dated as of November 18, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the "RSA");

WHEREAS, the RSA contemplates that this Agreement be entered into and that the Assignments be effectuated as part of the Restructuring;

2

NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby agrees as follows:

1.        Assignments.  Subject to Section 2 hereof:

(a)          Upon payment to IFC (i) by or on behalf of the UABLL Subsidiaries of the "UABLL Subsidiaries IFC Interest Amount" specified in the Allocation Schedule (as defined in Section 8(b)) to be delivered by the Assignees pursuant to Section 8(b) hereof, representing the accrued and unpaid interest on the IFC UABLL Subsidiaries Debt and (ii) by or on behalf of UABLL of the amount of the "UABLL IFC Purchase Price Amount" specified in the Allocation Schedule, IFC hereby absolutely and irrevocably sells, assigns, conveys and transfers to UABLL all of IFC's rights and interests in, to and under the IFC UABLL Subsidiaries Debt and the agreements set forth on Schedule 1(a) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with the 2008 IFC UABLL Subsidiaries Loan Agreement and/or the IFC UABLL Subsidiaries Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "IFC UABLL Subsidiaries Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of IFC against any person or entity (known or unknown) arising under or in connection with the IFC UABLL Subsidiaries Loan Documents, and UABLL hereby accepts such assignment.

(b)          Upon payment to IFC (i) by or on behalf of the Thurston Subsidiaries of the "Thurston Subsidiaries IFC Interest Amount" specified in the Allocation Schedule, representing the accrued and unpaid interest on the IFC Thurston Debt and (ii) by or on behalf of Thurston of the amount of the "Thurston Subsidiaries IFC Purchase Price" specified in the Allocation Schedule, IFC hereby absolutely and irrevocably sells, assigns, conveys and transfers to Thurston all of IFC's rights and interests in, to and under the IFC Thurston Debt and the agreements set forth on Schedule 1(b) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with the any of the 2008 IFC UABLP Loan Agreement, the 2011 IFC Thurston Subsidiaries Loan Agreement and/or the IFC Thurston Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "IFC Thurston Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of IFC against any person or entity (known or unknown) arising under or in connection with the IFC Thurston Loan Documents, and Thurston hereby accepts such assignment.

(c)          Upon payment to OFID (i) by or on behalf of the Thurston Subsidiaries of the "Thurston Subsidiaries OFID Interest Amount" specified in the Allocation Schedule, representing the accrued and unpaid interest on the OFID Thurston Subsidiaries Debt and (ii) by or on behalf of Thurston of the amount of the "Thurston OFID Purchase Price Amount" specified in the Allocation Schedule, OFID hereby absolutely and irrevocably sells, assigns, conveys and transfers to Thurston all of OFID's rights and interests in, to and under the OFID Thurston Subsidiaries Debt and the agreements set forth on Schedule 1(c) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with any of the OFID Loan Agreements and/or the OFID Thurston Subsidiaries Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "OFID Thurston Subsidiaries Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of OFID against any person or entity (known or unknown) arising under or in connection with the OFID Thurston Subsidiaries Loan Documents, and Thurston hereby accepts such assignment.

3

2.        Conditions.

(a)          The payments and the Assignments contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver (as contemplated in the RSA and the Plan of Reorganization (as defined in the RSA)), at or prior to the date of the Assignments, of each of the following conditions:

(i)          the Bankruptcy Court (as defined in the RSA) shall have entered, in form and substance reasonably satisfactory to the Assignees, an order (x) confirming the Plan of Reorganization and (y) approving this Agreement and authorizing each Assignee's performance of its obligations under this Agreement; and

(ii)          the closing under the Investment Agreement (as defined in the RSA) shall have occurred simultaneously with such payments and Assignments.

(b)          The payments by the Assignees contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver, at or prior to the date of the Assignments, of each of the following conditions:

(i)          the representations and warranties made by the Assignors in Section 6 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the date of the Assignments with the same effect as though made at and as of the date of the Assignments; and

(ii)          the covenants and agreements contained in this Agreement to be complied with by the Assignors on or before the date of the Assignments shall have been complied with in all material respects.

(c)          The Assignments contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver, at or prior to the date of the Assignments, of each of the following conditions:

(i)          the representations and warranties made by the Assignees in Section 5 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the date of the Assignments with the same effect as though made at and as of the date of the Assignments;

(ii)          the covenants and agreements contained in this Agreement to be complied with by the Assignees on or before the date of the Assignments shall have been complied with in all material respects;

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(iii)          each of the Assignors shall have received the payments, in full, by the Assignees contemplated by Section 1 hereof in immediately available funds in US dollars; and

(iv)          each of the Assignors shall have received the IFC/OFID DSRA Balance (as defined in Exhibit A to the RSA (as defined above)) in full from the respective Debt Service Reserve Accounts (as defined in Exhibit A to the RSA) in immediately available funds in US dollars.

3.        Effectiveness.  This Agreement shall become effective as of the date first above written provided that each of the parties hereto have executed and delivered their respective signature pages.

4.        Additional Documents; Further Assurances.  Immediately upon receipt of the payments contemplated in Section 1 hereof but in any event within 60 days thereof, at the expense of the Parent, each Assignor shall take such further action and shall execute and deliver, or cause to be executed and delivered, and shall file or record, or cause to be filed or recorded, any and all other agreements, instruments or other documents which are, in the opinion of any Assignee or its counsel, necessary or desirable to carry out the terms and conditions of any Assignment, including without limitation, to evidence the transfer, assignment and/or release of any security interest, lien, mortgage or other encumbrance upon the assets or property of any of (a) the UABLL Subsidiaries that was granted to secure the obligations in respect of the IFC UABLL Subsidiaries Debt or otherwise in respect of the IFC UABLL Subsidiaries Loan Documents, or (b) the Thurston Subsidiaries that was granted to secure the obligations in respect of (i) the IFC Thurston Debt or otherwise in respect of the IFC Thurston Loan Documents, or (ii) the OFID Thurston Subsidiaries Debt or otherwise in respect of the OFID Thurston Subsidiaries Loan Documents.

5.        Representations and Warranties of Assignees.  Each Assignee hereby represents as warrants that the following is true and correct as of the date of this Agreement and as of the date of the Assignments:

(a)          It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and this Agreement is a legal, valid and binding obligation of such Assignee, enforceable against it in accordance with its terms, except as may be limited by applicable law.

(b)          Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its obligations under this Agreement.

(c)          It has all requisite corporate power and authority and, other than any Bankruptcy Court approvals, all authorizations, consents and licenses required for the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly obtained or granted and are in full force and effect.

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(d)          The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  Such Assignee further represents and warrants that its board of directors or similar decision making authority, as applicable, has approved this Agreement by all requisite action.

(e)          The execution, delivery and performance by it of this Agreement does not (i) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).

(f)          It is not accepting any Assignment as a result of any advertisement, article, notice or other communication regarding the debt assigned pursuant to such Assignment published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(g)          It is sophisticated with respect to decisions to acquire assets of the type represented by the Assignments and either it, or the Person exercising discretion in making its decision to acquire the Assignments, is experienced in acquiring assets of such type.

(h)           It has received a copy of the IFC Loan Agreements and the OFID Loan Agreements, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to IFC Loan Agreements and the OFID Loan Agreements, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Agreement.

(i)           It has, independently and without reliance upon any of IFC or OFID and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.

(j)          It is entering into this Agreement, and will exercise its rights and perform its obligations under it, for its sole benefit and not for or on behalf of any other person, whether as trustee, agent or otherwise.

6.        Representations and Warranties of Assignors.  Each Assignor hereby represents as warrants that the following is true and correct as of the date of this Agreement and as of the date of the Assignments:

(a)          It is validly established by its member countries, and this Agreement is a legal, valid and binding obligation of such Assignor, enforceable against it in accordance with its terms, except as may be limited by applicable law; provided that no provision of this Agreement shall constitute a waiver of the Assignors' rights and privileges referenced in Section 17.

(b)          Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its obligations under this Agreement.

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(c)          It has all requisite corporate power and authority and, other than any Bankruptcy Court approvals, all authorizations, consents and licenses required for the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly obtained or granted and are in full force and effect.

(d)          The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  Such Assignor further represents and warrants that its board of directors or similar decision making authority, as applicable, has approved this Agreement by all requisite action.

(e)          The execution, delivery and performance by it of this Agreement does not (i) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).

(f)          It legally owns and is conveying to the applicable Assignee all of its right, title and interest in, to and under the debt and other interests being assigned by it pursuant to each Assignment by it, free and clear of all liens, mortgages, pledges, security interests, encumbrances, charges or other adverse claims of any kind or description.

7.        No Assumptions; Assignee Acknowledgments.

(a)          IFC assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency, value, condition of the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents or any collateral thereunder, (iii) the financial condition, creditworthiness, condition, affairs or status of the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents, or (iv) the performance or observance by the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any IFC UABLL Subsidiaries Loan Documents or IFC Thurston Loan Documents.

(b)          OFID assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the OFID Thurston Loan Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency, value, condition of the OFID Thurston Loan Documents or any collateral thereunder, (iii) the financial condition, creditworthiness, condition, affairs or status of the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of the OFID Thurston Loan Documents, or (iv) the performance or observance by the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any OFID Thurston Loan Documents.

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(c)          Each Assignee understands and acknowledges that it has itself been, and will continue to be solely responsible for, making its own independent appraisal of and investigations into the value, condition or ownership of the assets of the type represented by the Assignments, financial condition, creditworthiness, affairs and legal status of the UABLL Subsidiaries and the Thurston Subsidiaries and of the matters contemplated by this Agreement and each Assignee hereby represents and warrants to the Assignors that it has not relied and will not hereafter rely on any Assignor for any such matter.

(d)          Nothing in this Agreement shall be constructed as transferring to any Assignee (i) the right to receive payment in freely convertible and transferable currency under any circumstances in which any authority having the power to regulate foreign exchange in Paraguay, Panama, Liberia or any other jurisdiction through which any payment due under an IFC Loan Agreement or OFID Loan Agreement is made is not generally permitting the conversion or remittance of foreign currency even if an Assignor is either exempt of such restrictions or otherwise offered preferential treatment or (ii) any other privileges and immunities of such Assignor, and each Assignee expressly acknowledges and accepts that such rights, privileges and immunities will not be assigned or transferred.

(e)          Each Assignee acknowledges and agrees that the obligation of the Assignors to assign and transfer the transferred interests in Section 1 is assumed, and such assignment is made, in reliance on, and subject to, the representations and warranties made in Section 5 and the agreements of the Assignees hereunder.

(f)          Each Assignor acknowledges and agrees that the obligation to make the payments in Section 1 is assumed, and such assignment is made, in reliance on, and subject to, the representations and warranties made in Section 6 and the agreements of the Assignors hereunder.

(g)          Each Assignee confirms to the Assignors that each of the representations and warranties made in Section 5 and the agreements of the Assignees hereunder shall be deemed to be repeated, and expressed to be effective, as of the Effective Date (as defined in the RSA) with reference to the facts and circumstances then existing.

(h)          Each Assignor confirms to the Assignees that each of the representations and warranties made in Section 6 and the agreements of the Assignors hereunder shall be deemed to be repeated, and expressed to be effective, as of the Effective Date with reference to the facts and circumstances then existing.

(i)          Nothing in this Agreement shall be construed as transferring to any Assignee any rights to the True-Up Amount (as defined in the RSA) or any intercreditor claims that the Assignors have against the Noteholders (as defined in the RSA).

8.        Determination of Interest and Purchase Price Amounts.

(a)          The parties hereto agree that the aggregate amount of the payments ("Total Payments") to be made to IFC and OFID pursuant to Section 1 hereof shall be equal to the Initial IFC/OFID Cash Recovery (as defined in the RSA).   The parties hereto further agree that (i) the aggregate amount that IFC shall receive pursuant to Section 1 hereof shall be equal to 75.1191% of the Total Payments (the "IFC Total Payments"), and (ii) the aggregate amount that OFID shall receive pursuant to Section 1 hereof shall be equal to 24.8809% of the Total Payments (the "OFID Total Payments").

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(b)          No later than February 1, 2017, the Assignees shall deliver to the Assignors an allocation schedule (the "Allocation Schedule") setting forth (A) the allocation of the IFC Total Payments, as determined by Assignees in its sole discretion, among the (i) UABLL Subsidiaries IFC Interest Amount, (ii) UABLL Subsidiaries Purchase Price Amount, (iii) Thurston Subsidiaries IFC Interest Amount, and (iv) Thurston Subsidiaries IFC Purchase Price Amount, and (B) the allocation of the OFID Total Payments, as determined by the Assignees in its sole discretion, among the (i) Thurston Subsidiaries OFID Interest Amount, and (ii) Thurston Subsidiaries OFID Purchase Price Amount.  The parties hereto agree that the Allocation Schedule delivered pursuant to this Section 8(b) shall be the final allocation of the IFC Total Payments and the OFID Total Payments.

9.        Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

10.        Amendment or Waiver.  This Agreement may not be modified, amended or supplemented unless such modification, amendment or supplement is in writing and signed by each Party affected thereby.  No waiver of any provision of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).

11.        Binding Effect; Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns and transferees, in each case solely as such parties are permitted under this Agreement, it being understood that no Party shall be permitted to assign or transfer any of its rights or obligations under this Agreement unless the prior written consent of each other Party has been obtained.

12.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.  The signatures of all of the Parties need not appear on the same counterpart.  Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.

13.        Headings; Schedules and Exhibits.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation thereof.  References to sections, paragraphs, schedules and exhibits, unless otherwise indicated, are references to sections and paragraphs of, and schedules and exhibits to, this Agreement.

14.        Severability and Construction.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable.

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15.        Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE).  THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.  THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

16.          No Third-Party Beneficiaries.  This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.

17.          Privileges and Immunities.  With respect to IFC and OFID, no provision of this Agreement shall limit or shall be construed to be a waiver, renunciation or other modification of any immunities, privileges or exemptions of (a) IFC under its Articles of Agreement, each applicable international convention or applicable law or (b) OFID under The Agreement Establishing the OPEC Fund for International Development, the OFID Lender's Headquarters Agreement, each applicable international convention or treaty and the Agreement for the Encouragement and Protection of Investment between the OFID Lender and Paraguay.

18.          Release and Discharge.  Upon the effectiveness of the Assignments in Section 1 (it being understood that such effectiveness shall occur on the Effective Date), (i) each of the Parent, the UABLL Subsidiaries and the Thurston Subsidiaries (collectively, the "UP Parties") forever releases and discharges each of IFC and OFID, and their respective successors, assignees, participants, agents, officers, directors, members, affiliates, advisors, attorneys and employees from any and all claims, suits, demands, accounts or causes of action any UP Party and any affiliate thereof may have against IFC or OFID or their respective agents, officers and directors, whether arising out of, in connection with or otherwise relating to, directly or indirectly, any IFC Loan Agreement or OFID Loan Agreement, as applicable, and (ii) each of IFC and OFID forever releases and discharges each of the UP Parties, and their respective successors, assignees, participants, agents, officers, directors, members, affiliates, advisors, attorneys and employees from any and all claims, suits, demands, accounts or causes of action IFC or OFID and any affiliate thereof may have against any UP Party or their respective agents, officers and directors, whether arising out of, in connection with or otherwise relating to, directly or indirectly, any IFC Loan Agreement or OFID Loan Agreement, as applicable.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above.

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:
Name:
Title:

UABL LIMITED

By:
Name:
Title:

THURSTON SHIPPING INC.

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

ACKNOWLEDGED AND AGREED as of the date
first above written solely with respect to Sections 4 and 18.

ULTRAPETROL (BAHAMAS) LIMITED

By:
Name:
Title:

UABL BARGES (PANAMA) INC.

By:
Name:
Title:

UABL TOWING SERVICES S.A.

By:
Name:
Title:

MARINE FINANCIAL INVESTMENT CORP.

By:
Name:
Title:

EASTHAM BARGES INC.

By:
Name:
Title:

UABL PARAGUAY S.A.

By:
Name:
Title:

RIVERPAR S.A.

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

Schedule 1(a)

IFC UABLL Subsidiaries Loan Documents

1.          2008 IFC UABLL Subsidiaries Loan Agreement

2.          Guarantee Agreement dated as of September 15, 2008 by UABLL

3.          Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

Schedule 1(b)

IFC Thurston Loan Documents

1.          2008 IFC UABLP Loan Agreement

2.          Guarantee Agreement dated as of September 15, 2008 by UABLL

3.          Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

4.          2011 IFC Thurston Subsidiaries Loan Agreement

5.          Enforcement Shortfall Guarantee Agreement dated as of December 8, 2011 by the Parent

6.          Guarantee Agreement dated as of December 8, 2011 by UABLL

7.          Collateral Trust Agreement dated as of December 8, 2011 by and among IFC, OFID and Wilmington Trust, National Association, as security trustee

Schedule 1(c)

OFID Thurston Subsidiaries Loan Documents

1.          2008 OFID Loan Agreement

2.          Guarantee Agreement dated as of December 8, 2008 by UABLL

3.          Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

4.          2011 OFID Loan Agreement

5.          Enforcement Shortfall Guarantee Agreement dated as of January 13, 2012 by the Parent

6.          Guarantee Agreement dated as of January 13, 2012 by UABLL

7.          Collateral Trust Agreement dated as of December 8, 2011 by and among IFC, OFID and Wilmington Trust, National Association, as security trustee